Exhibit 99.1: Quarterly Report followed by Non-consolidated statements

QUARTERLY REPORT

For the 1st Quarterly in the 38th Fiscal Year
(From January 1, 2005 to March 31, 2005)

THIS IS A Summary of THE Quarterly REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT

For the 1st Quarterly in the 38th Fiscal Year
(From January 1, 2005 to March 31, 2005)

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the QUARTERLY REPORT for the 1st Quarterly in the 38th Fiscal Year in accordance with the item 3 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
Chairman & Chief Executive Officer
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS

Chapter

I. Overview

II. Business

III. Financial Statements

IV. Corporate Governance and Company Affiliates

V Others

Attachment Auditor’s Review Report

I. Overview

1. Purpose of the Company

     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.
b. Harbor loading and unloading, transportation and warehousing businesses	CTS
c. Leasing of real estate and distribution businesses	POSCO Center lease
d. District heating business
e. Marine transportation, processing and sales of minerals within or outside Korea
f. All other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

     B. Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes
POSCON : Manufacturing and sales of electric controlling devices
POSREC : Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment
POSCO E& C : Construction and engineering
POS A.C. Architects & Engineering : Construction design
POSCO Steel Service & Sales Co.Ltd : Steel product sales and general trading
POSDATA : Construction of information and communication service
Seung Kwang : Development and operation of athletic facilities
POSCO Research Institute : Research, consulting, education
POSTECH Technology Capital Co. : Finance for New Technology
POSCO Terminal Co. Ltd : Logistics Services

C. Businesses the company plans to engage in

[Irrelevant]

2. Business Organization

     A. Highlights of the Company’s Business Organization

(1) Historical highlights and changes since establishment

(a) Date of establishment: April 1, 1968

(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c) Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works : 700, Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates seven overseas offices (EU,Hanoi, Rio de Janeiro, Bangkok, Mexico, Washington, New Delhi) for the purpose of supporting international business

(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works began
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
October 27, 1995	London Stock Exchange(LSE) listing
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 31, 1999	Completed construction of #5 Blast Furnace (28.0 million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China
June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)
August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)
September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)
October 15,2004	Establishment of POSCO-JAPAN

(e) Changes in the largest shareholder

-	From the ‘POSTECH’ to ‘National Pension Corporation’.

-	Date of Disclosure: January 24, 2005

-	Others: Refer to the disclosure of the change of the largest shareholder (January 24, 2005)

(f) Change of Business Purposes

•	1984: Port loading, logistics, warehouse businesses Operation of professional athletic teams added to business purposes.

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes. Urban gas supply and power generation added to business purposes

•	2001: District heating business added to business purposes

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business purposes.

(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4) Major Changes in Production Facilities

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity ]

(5) Important Developments Related with Business Operation

[Refer to II. Business, 7. Important Contracts ]

     B. POSCO Business Group

(1) Name of Business Group : POSCO

(2) Companies Belonging to Large Business Groups

POSCO, Seung Kwang, POSREC, POS-AC, POSCO E&C, POSRI, POSCON, POSTEEL, Changwon Specialty Steel, POSDATA, POS-M, POSMEC, POCOS, POSCO Terminal, POSTECH Capital Corp, Seomyeon Development Co., Ltd., Metapolis Co.Ltd

3. Equity Capital

     A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

     ❖ No new issue of registered form Common Stock in the last three years.

     B. Convertible Bonds

     No relevant data.

     C. Bonds with Warrant

     No relevant data

4. Other information regarding Shares

A. Total Number of Shares

(As of March 31, 2005)

Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	87,186,835	112,813,165

B. Outstanding Shares

(As of March 31, 2005)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175

❖	Common stock in Balance sheet and amount of face value(482,403,125,000) do not accord because of stock cancellation by profit as of March 31, 2005.

C. Treasury Stock Holding and Cancellation

     (1) Treasury Stock Holding and Cancellation

(Shares)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		5,771,161	1,257,398	—	—	7,028,559
Indirect	Registered Common	912,010	—	—	—	912,010
Sub Total		6,683,171	1,257,398	—	—	7,940,569

❖	Changes in the Treasury Stock Holdings and Cancellations after the end of March 2005

On April 25, 2005, POSCO completed the purchase of treasury stock of 1,743,730 shares.

(2) Stock Cancellations by profit

[Irrelevant]

(3)Treasury Stock purchased under the Special Money Trust Contract

(KRW, Shares)

Date	Name of the institute	Amount	Number of Shares
Nov. 05, 2004	Hana Bank	100,000,000,000	912,010
Total		100,000,000,000	912,010

❖	Treasury Stock Specific Money Trust Contract Term Extension (‘04.11.5 ~ ‘05.11.4)

D. Shares held by ESOA (Employee Stock Ownership Association)

(Shares)

Type	Beginning	Balance
Registered Common	2,966,792	2,884,604
Total	2,966,792	2,884,604

E. Voting Rights

(As of March 31, 2005)

	Number of shares	Remarks
1.Number of outstanding shares	87,186,835
2.Shares which can’t exercise voting rights	7,940,569
3.Shares which can exercise voting rights	79,246,266

F. Earnings and Dividend for The Past Three Fiscal Years

(Unit: Million Won)

	The 38th 1Q	The 37th	The 36th
Net Profit	1,307,536	3,826,015	1,980,572
EPS (Won)	16,300	47,331	24,306
Net Profit Available for Dividend Payout	—	8,325,683	5,993,900
Cash Dividend Paid (Payable)	—	644,335	485,188
Pay-out Ratio	—	16.84%	24.50%
Dividend per share (Won)	—	8,000	6,000
Dividend Yield	—	4.16%	3.82%

II. Business (Manufacturing)

1. Current Situation of POSCO

(1) Market Share

(Unit: million tons, %)

	1 Q for		Annual for		Annual for
	the 38th Fiscal Year		the 37th Fiscal Year		the 36th Fiscal Year
Category	(1Q )	Market share	(2004)	Market share	(2003)	Market share

Crude steel production	11.8	100	47.5	100	46.3	100

POSCO	7.6	65	30.2	64	28.9	62
Others	4.2	35	17.3	36	17.4	38

(2) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3) Current Situation and Prospect of New Businesses

[Irrelevant]

2. Key Products and Raw Materials

A. Current Situation of Key Products

(Unit :100 million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)

Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	23,616(41.8%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		19,999(35.3%)
		STS	Silverware, steel pipes, etc		12,460 (22%)

	Others	Byproducts, etc.	Raw material for cement, etc.		549(1%)
	Sales Discount				-66(-0.1%)

		Total			56,558 (100%)

B. Price Trends of Key Products

(Unit: won/ton )

				Annual for the
				36th
		1Q for the 38th	Annual for the 37th	Fiscal Year
		Fiscal Year	Fiscal Year	(Jan. 1~Dec. 31,
Items		(Jan. 1~Mar. 31, 2005)	(Jan. 1~Dec. 31, 2004)	2003)

Hot-rolled coil	Domestic	563,344	485,618	360,964
	Export	584,563($574)	536,335($468)	393,193($330)

Cold-rolled coil	Domestic	641,949	588,255	472,784
	Export	654,651($642)	594,466($519)	502,876($422)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight and sales discount

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)

Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks

Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	371,980 (17.2%)	BHP, and Hamersley of Australia CVRD of Brazil
		Coal	Coking coal: Heat source for blast furnaces, Redundant Smokeless coal: Sintering fuel	483,598 (22.3%)	BHP of Australia Fording of Canada

		Iron materials	Iron material for steelmaking	333,472	Carbon steel scrap iron, HBI, cold pig iron, etc.
(15.4%)
		STS materials	Key materials for STS production	672,127 (31.0%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	264,634 (12.2%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	39,930 (1.9%)	Limestone, manganese, fluorite

Total				2,165,741

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

(Unit: won/ton )

Category	The 38th 1Q	The 37th Fiscal Year	The 36th Fiscal Year
Iron ore	34,344	38,018	31,721
Coal	87,463	89,723	60,276
Scrap iron	321,123	312,558	196,687
Nickel	15,272,929	16,462,393	11,037,181

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A. Iron ore

	(2003)	(2004)	(2005 1Q)
• Trend of purchase price(CFR) :	$26.10/ton à	$31.96/ton à	$32.44/ton

B. Coal

	(2003)	(2004)	(2005 1Q)
• Trend of purchase price (CFR):	$49.12/ton à	$72.02/ton à	$81.2/ton

C. Scrap iron

	(2003)	(2004)	(2005 1Q)
• Trend of purchase price (CIF):	$160/ton à	$267/ton	$300/ton

D. Nickel

	(2003)	(2004)	(2005 1Q)
• Trend of LME price:	$9,634/ton	U$13,852/ton	U$15,362/ton

3. Production and Facilities

A. Production capacity

(Unit : Ten Thousand Ton)

Items	2005 1Q	2004	2003
Pohang Works	332.5	1,330	1,267
Gwangyang Works	417.5	1,670	1,623
Total	750	3,000	2,890

B. Production and Capacity Utilization Rate

(1)Production	(Unit : Thousand Ton)

Items		20051Q	2004	2003
Crude Steel	Pohang	3,294	13,449	12,666
	Gwangyang	4,299	16,755	16,234
Total		7,593	30,204	28,900
HR Products	Pohang	767	3,367	3,806
	Gwangyang	1,547	6,995	6,715
CR Products	Pohang	430	1,464	1,199
	Gwangyang	1,868	6,914	8,070
PO	Gwangyang	391	1,494	1,449
Electrical Steel	Pohang	196	701	652
Plate	Pohang	908	3,334	2,986
Wire Rod	Pohang	523	2,017	1,963
STS	Pohang	521	1,941	1,587
Pig Iron	Pohang	67	149	181
	Gwangyang	31	255	220
Billet	Pohang	51	181	176
Slab/Bloom & etc.	Pohang	34	164	296
	Gwangyang	102	441	415
	Pohang	3,497	13,318	12,846
	Gwangyang	3,939	16,099	15,420
Total Products		7,436	29,417	28,266

     (2) Capacity Utilization Rate for 1Q 2005 in Terms of Crude Steel Production

(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	3,325	3,294	99.1%
Gwangyang Works	4,175	4,299	102.97%
Total	7,500	7,593	101.247%

- Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Unit : Million Won)

		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance

Pohang

	Land	378,138	11			378,149
	Building	949,695	25,501	186	15,137	959,873
	Structures	415,126	9,462	168	7,663	416,757
	Machinery & Equipment	2,031,844	206,472	862	132,624	2,104,830
	Vehicles	21,134	2,227	74	1,652	21,635
	Tools and Fixtures	11,373	2,433		1,350	12,456
	Furniture & Others	28,773	1,416	16	1,910	28,263

Gwangyang
	Land	378,276	1,442			379,738
	Building	806,078	8,898	122	17,646	797,208
	Structures	476,478	36,741	359	11,707	501,153
	Machinery & Equipment	1,453,283	190,575	1,893	140,722	1,501,243
	Vehicles	7,367			888	6,479
	Tools and Fixtures	14,313	1,907		1,603	14,617
	Furniture & Others	7,000	97	72	747	6,278

(2) Major Capital Expenditures

     (a) Investments under construction

(Unit : Hundred Million Won)

				Invested		Amount
			Total	Amount		to be
Items	Date	Project	Investment	(This year)		invested
Expansion	'04.8~'06.12	P)Construction of a FINEX plant	5,528	853	(665)	4,675
	'02.11~'05.6	G)Construction of LNG terminal	2,848	2,724	(70)	124
	'04.11~'06.6	G) Installation of #6 CGL	2,171	513	(231)	1,658
	'04.12~'06.6	P)Endless rolling equipment #2 hot rolling mill	1,544	64	(16)	1,480

	'03.12~'05.8	G)Establishment of 3,4 CDQ	1,506	1,440	(144)	66
	'04.2~'05.10	G)Installation of #5 CGL	2,797	2,415	(409)	382
Maintenance	'04.9~'05.7	G)Replacement #2,#4 Continuous Castor	1,058	380	(259)	678
	'03.10~'06.6	P) #2 Hot Strip	2,556	286	(75)	2,270
	'05.3~'05.3	G)1st repair of #2 blast furnace	1,729	1,267	(360)	462
	'03.11~'05.5	P)Replacement Electrical Steel (level 1)	1,258	1,194	(185)	64
	'04.2~'05.4	P)Rationalization of 2 CC #1 M/C	1,176	1,004	(329)	172
	'04.4~'05.7	P)Replacement of #2 plate	2,081	1,364	(829)	717

     (b) Planned investments

(Unit : Hundred Million Won)

		Planned investments
Location	Project	2005	2006	2007
Pohang	Extension of Coke Plant	234	2,038	723
	Repair of #3 blast furnace (2nd)	825	1,655	148
	Establishment of Finex #1	936	735
	Rationalization of 3 CC #4 M/C	173	968
	Others	13,726	20,594	12,495
Gwangyang	Rationalization of #3 Hot Rolling	60	226	2,428
	LNG Terminal Expansion	9	1,898	893
	Coke Making facilities	44	259	10
	Capacity expansion of #1 PCM	1,228	136
	Others	11,050	5,023	8,942

❖ Excluding investment Assets and Head office Ordinary Investment

❖ in the Planned investment after the end of March 2005

     1. Investment Facilities

     - Cold Rolling Mill and Annealing, Pickling and Finishing Line

     2. Production capacity : 400 thousand ton per year

     3. Investment Amount : 297.1 billion KRW

     4. Purpose of Investment : To correspond to supply increase and to improve global competitiveness

     5. Construction Period : Jan.2006~Jun.2007(18 months )

     6. Board of Directors Resolution Date : April 28, 2005

4. Sales

A. Breakdown of Steel Product Sales

(Unit : Thousand Ton, Hundred Million Won)

Items		20051Q		2004		2003
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled	Domestic	3,398	20,107	14,226	72,605	14,177	53,357
Products	Export	560	3,509	2,493	14,020	2,517	10,416
	Total	3,958	23,616	16,719	86,625	16,694	63,773
Cold Rolled Products	Domestic	1,872	13,037	6,723	42,270	6,251	31,988
	Export	989	6,962	3,822	24,375	3,686	19,756
	Total	2,860	19,999	10,545	66,645	9,937	51,744
Stainless	Domestic	242	6,330	941	22,443	928	16,295
Steel	Export	275	6,130	996	20,559	643	10,219
	Total	517	12,460	1,937	43,002	1,571	26,514
Others	Domestic		548		1,932		1,825
	Export		1		1		—
	Total		549		1,933		1,825
Total	Domestic	7,199	40,022	21,890	139,250	21,356	103,465
	Export	1,826	16,602	7,311	58,955	6,845	40,391
	Total	9,025	56,624	29,201	198,205	28,202	143,856
Discount			-66		-280		-263
Grand Total			56,558	29,201	197,925	28,202	143,593

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.

(2) Sales Channel

i)	Direct sales : POSCO à Customers

ii)	Indirect Sales

-	Domestic market : Sales agents, e-sales or POSTEEL

-	Overseas Market : General Trading Companies

(3) Sales Condition

-	Domestic Sales : Credit sales based on production to order or Cash

-	Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P), T/T

(4) Sales strategies

¡	Strengthen global marketing

-	Raise partnership with core customers

-	Coordinate functions and roles of sales channel

-	Reinforce market forecasting & corresponding power

¡	Promote 8 Strategic Products

-	Automotive Flat, high-class API, STS400, electric steel sheets and TMCP plate

¡	Enhance Cost-competitiveness

-	Setting up Optimal distribution system

-	Enhance productivity and efficiency of inventory management

6. Related to the Derivatives

A. Currency Forward Contracts

(Unit: USD)

		Contract Rate		Maturity	Contract
Item	Currency	(KRW per U$1)	Start Date	Date	Amount
Forward	USD	1,032.00	Jan.25,2005	Apr.29,2005	129,147
Forward	USD	1,032.40	Jan.25,2005	May 5,2005	383,506
Forward	USD	1,007.60	Mar.3,2005	Apr.29,2005	250,000

7. Important contracts

A. Important Contracts (Raw Material)

(Unit : Billion Won)
	Contract
Item	Date	Name of Company	Contract Amount	Terms

Iron ore	’05.3	Kumba	59.6	’05.4~’06.3

Coal	’05.3	BM Alliance Coal marketing PTY.,LTD	682.1	’05.4~’06.3

Coal	’05.3	ELK VALLEY COAL CORP.	433.6	’05.4~’06.3

Nickel	’05.2	KOREA NICKEL	413.1	’05.1~’05.12

Ferro Chrome	’05.3	Xstrata	226.4	’05.1~’07.12

❖ KRW1,006 /U$ applied

8. Research & Development

A. R & D Organization

		Number of
		Teams or groups	Staff

In-house	Technology Development Department	5	41

	Environment &Energy Dept.	2	18

	Knowledge Asset Dept.	2	32

	Technical Research Laboratory (Group)	16	578

Independent	Research Institute of Industrial Science and Technology		346

	POSTECH		1,335

B. R&D Expense

(Million Won)
	2005 1Q	2004	2003
1. Raw Materials	17,281	91,956	57,152
2. Labor cost	8,548	35,939	74,191
3. Depreciation	3,585	12,612	22,954
4. Subcontract	19,340	79,250	38,189
5. Other Expense	13,651	82,428	15,626
Total	62,405	302,185	233,286
(R&D/Sales Ratio)*100	1.10%	1.53%	1.62%

9. Other information for investment decision making

A. Funding from domestic market

(Unit : Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance

From Money Market	13,992	96,787(13,992)	96,787
Banks
Others

From Capital Market
Bond (private)
Bond (public)	1,100,000	(150,000)	950,000

Others

Total	1,113,992	96,787(163,992)	1,046,787

B. Funding from overseas

			(Unit :Million Won)
	Beginning	Increase (Decrease)	Ending Balance

Financial Institutions	70,332	(3,762)	66,570
Bond	1,313,229	(57,699)	1,255,530
Equity
Others

Total	1,383,561	61,461	1,322,100

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

Item	20051Q	2004	2003	2002	2001
Current Assets	8,003,536	7,741,578	5,327,843	3,772,625	3,560,773
Quick Assets	5,893,893	5,632,896	3,768,583	2,501,696	2,191,303
Inventories	2,109,643	2,108,682	1,559,260	1,270,929	1,369,470
Fixed Assets	13,709,822	13,625,482	13,078,757	13,471,861	14,054,757
Investments Assets	3,846,011	4,059,176	4,023,191	3,869,016	4,609,647
Tangible Assets	9,529,003	9,203,061	8,705,192	9,271,701	9,118,589
Intangible Assets	334,808	363,244	350,374	331,144	326,521
Total Assets	21,713,357	21,367,060	18,406,600	17,244,486	17,615,530
Current Liabilities	3,464,178	3,221,400	2,528,217	2,497,274	2,252,545
Fixed Liabilities	1,645,474	2,035,817	2,920,385	3,180,416	5,166,492
Total Liabilities	5,109,652	5,257,216	5,448,602	5,677,690	7,419,037
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,771,283	3,771,283	3,707,587	3,685,953	3,673,621
Retained Earnings	13,644,267	12,864,139	9,867,437	8,483,234	6,986,939
Capital Adjustments	-1,294,248	-1,007,981	-1,099,429	-1,084,794	-946,470
Total Shareholders’ Equity	16,603,705	16,109,844	12,957,998	11,566,796	10,196,493
Total Sales	5,655,846	19,792,478	14,359,329	11,728,595	11,086,119
Operating Profit	1,776,039	5,053,728	3,058,534	1,833,485	1,429,457

Item	20051Q	2004	2003	2002	2001
Recurring Profit	1,824,848	5,230,514	2,663,863	1,465,444	1,114,971
Net Profit	1,307,536	3,826,016	1,980,572	1,101,325	819,319

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2004	2003 and 2002
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers
Audit Opinion	Qualified	Qualified

B. Any violations against GAAP

(1) Violations, which need to amend Financial Statements

     N.A.

(2) Violations, which are not related with amendment of Financial Statements

     N.A.

3. Unconsolidated Financial Statements

A. Balance Sheet

     Refer to the attached the review report as March 31, 2005

B. Income Statements

     Refer to the attached the review report as March 31, 2005

C. The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D. The Financial Statement before and after amended in this Fiscal Year

     N.A

4. Consolidated Financial Statements

A. Summary for the Fiscal Years 2000 through 2004

(Unit : million won)

	2004	2003	2002	2001	2000
Current Assets	10,487,815	7,621,598	5,414,850	4,960,937	6,306,451
Quick Assets	7,422,294	5,553,227	3,743,404	3,223,686	4,394,808
Inventories	3,065,521	2,068,371	1,671,446	1,737,251	1,911,643
Fixes Assets	13,641,144	13,146,951	13,662,000	14,444,398	13,840,224
Investments Assets	2,704,538	2,826,679	2,862,614	3,352,924	2,849,980
Tangible Assets	10,440,291	9,845,776	10,324,574	10,600,766	10,454,929
Intangible Assets	496,315	474,496	474,812	490,708	535,315
Total Assets	24,128,960	20,768,549	19,076,850	19,405,334	20,146,675
Current Liabilities	4,995,018	4,171,918	3,720,274	3,618,918	5,346,831
Fixed Liabilities	2,747,886	3,347,064	3,536,930	5,435,628	5,241,545
Total Liabilities	7,742,904	7,518,982	7,257,204	9,054,546	10,588,376
Minority Interest	307,892	293,299	279,165	168,171	159,623
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,895,378	3,828,773	3,797,737	3,859,030	3,860,756
Retained Earnings	12,851,118	9,875,080	8,464,715	6,966,189	6,595,470
Capital Adjustments	-1,150,734	-1,229,988	-1,204,374	-1,125,004	-1,539,953
Total Shareholders’ Equity	16,386,056	13,249,567	11,819,646	10,350,789	9,558,299
Total Sales	23,973,053	17,789,237	14,354,918	13,121,097	13,776,214
Operating Profit	5,319,420	3,262,981	2,049,867	1,587,293	2,306,463
Recurring Profit	5,339,522	2,747,271	1,507,437	1,174,673	1,384,660
Total Net Profit	3,841,264	2,017,000	1,109,132	837,210	1,642,350
Consolidated Net Profit	3,814,225	1,995,983	1,089,288	845,679	1,636,667
Number of Consolidated Companies	38	35	33	32	34

B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

           Refer to the 37th Consolidated Financial Statements as of December 31,2004

(2) Consolidated Income Statements

           Refer to the 37th Consolidated Financial Statements as of December 31, 2004

6. Divisional Financial Status

A. Divisional Financial Information

     N.A

B. Regional Financial Information

     N.A

7. Financial Statement before and after consolidation

A. The Overview of Consolidation

     N.A

B. Financial Statement before and after Consolidation

     N.A

C. Issues related Consolidation

     N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.

Our board of directors maintains the following six sub-committees:

•	the Director Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.

¡Ø Composition of special committees under the Board of Directors and their functions

Category	Composition		Major functions

Director Candidate	3 outside directors	Jun, Kwang-woo	- Evaluation of the qualifications of director candidates
Recommendation	1 standing director	Sun, Wook	and recommendation of outside director candidates
Committee		Ahn, Charles	- Advance screening for nominating representative

Category	Composition		Major functions

		Yoon, Seok-Man	director, members of special committee(s)

		Suh, Yoon-Suk	- To establish management succession and
Evaluation and		Samuel F. Chevalier	development plans
Compensation		Park, Young-Ju	- To establish executives evaluation and
Committee	4 outside directors	Park,Won-Soon	compensation plan and to take necessary
measures to execute such plans
- To pre-deliberate on remuneration and
retirement allowance of directors and executives
officers
-To pre-deliberate on matters related to stock
option

		Park, Young-Ju	- Advance deliberation on crucial new investment
		Jun, Kwang-woo	in outside companies, and advance deliberation
Finance &		Ahn, Charles	on the revision and abolition of regulations
Operation	3 outside directors	Yoon, Seok-Man	regarding the operation of the Board of Directors
Committee	2 standing directors	Lee Youn	- Deliberation and resolution on financing matters,
and on donations between 100 million and 1
billion won

		Kim E. Han	- Audit of corporate accounting and business
		Jeffrey D. Jones	operations
		Sun, Wook	- Creation of audit report on closing accounts,
Audit Committee	4 outside directors	Suh, Yoon-Suk	and reporting to the shareholders meeting

		Kim E. Han	- Review of issues and improvement
		Jeffrey D. Jones	measures related to internal transactions in
Insider Trading		Sun, Wook	accordance with the Monopoly Regulation and
Committee	4 outside directors	Suh, Yoon-Suk	Fair Trade Act
- Preliminary deliberation of internal transactions
in accordance with the Monopoly Regulation and
Fair Trade Act (exceeding KRW 10 billion in
transaction amount)
- Make resolutions on internal transactions in
accordance with the Monopoly Regulation and
Fair Trade Act (between KRW 5 billion and 10
billion in transaction amount)

- Advance deliberation on and approval of in-
		Lee,Ku-Taek	house investment schemes
		Kang, Chang-Oh	- Deliberation on important subjects regarding
		Ryoo,Kyeong-Ryul	hierarchical structure, development and
		Yoon,Seok-Man	adjustment of personnel
Management		Lee Youn	- Important subjects on working policy, and
Committee	6 standing directors	Chung,Joon-Yang	changes to welfare

     (2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

• Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate

Recommendation and Evaluation Committee (March 15, 2002)

• Set up the Director Candidate Recommendation Committee. (March 12, 2004)

¡ Composition of the Director Candidate Recommendation Committee

Jun, Kwang-woo	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >

(Chairman)

Sun, Wook	Outside Director	- Outside directors (3), Standing directors(1):

(member)

Ahn, Charles	Outside Director	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

(member)

Yoon, Seok-Man	Outside Director

(member)

(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks

Samuel F. Chevalier	• Former vice chairman, Bank of New York	None

• Former president of Irving Bank

(Economics, Northeastern University)

Kim ,E. Han	• Distinguished Professor at University of Michigan	”

• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank

(MBA at Cornnel University, PhD in business administration from State University of New York)

Park, Young-Ju	• CEO & President of Eagon Co.	”

• Chairman of the Korean Business Seminar Council

Relation with
majority
Name	Experience	shareholder	Remarks

• Vice-President of the Federation of Korean Industries(FKI)

Jun, Kwang-woo	• Vice President of Deloitte Group	”

• Former Vice-President of Woori Finance Group

Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office	”

• Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	• Head of the Business School at Ewha Women’s Univ.	”

• Vice-President/Commissioner of Account Management for the Korea Accountant Association

Park,Won-Soon	• Standing Chairman of the Beautiful Foundation	”

• Chairman of Korea Human Rights Foundation

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center

Ahn, Charles	• President & CEO, AhnLab, Inc.

(4) Whether a director is covered by damage liability insurance or not

	Insurance premium		Insurance premium
Name	(Monthly)	Insurance benefits	paid by company	Remarks

All directors	46.7 million won	50 billion won	Entirety	Insurance period
1.3 year(’05.2~06.5)

❖ List of key activities of the Board of Directors (Jan. 1, 2005 – Apr. 29, 2005)

Session	Date	Agenda	Approval

2005-1	Jan.13	1. Approval of Financial Statements for the 37th Fiscal Year and the Agenda for 37th Ordinary General Meeting of Shareholders	Approved

2005-2	Feb.3	1. Recommendation for Standing Directors Candidates	All 5 cases approved
2. Establishment of the Ceiling Amount of Total Remuneration for

Session	Date	Agenda	Approval

Directors in the Fiscal Year 2005
3. Payment of the special incentive for Directors
4. Plan for Share buyback
5. Contribution Plan for POSCO Educational Foundation

1. Appointment of Special Committee Members
2005-3	Feb.25	2. Appointment of Positions for Standing Directors	All 3 cases approved
3. Approval of Designation of Position for Executive Officer

1. Plan for Acquisition of Ownership Interest in KIECO owned by Hanwha
2. The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.
3. Participation in the Capital Increase of POSDATA
4. Construction of Stainless Continuous Cold Rolling Plant at Pohang Works
2005-4	Apr.28	5. Installation of De-P Converter for Steel Making Plant #1 at Pohang Works	All 9 cases approved
6. Installation of Vertical Slab Caster in Continuous Casting Plant #1 of Pohang Steel Works
7. Revision of the Internal Control over Financial Reporting Regulations
8. Directors and Executive officers’ Salary Operation Plan in 2005
9. Stock Option Grant

¡ Major activities of outside directors on the Board of Directors(Jan. 1, 2005 — Apr. 29, 2005)

Session	Date	Number of participating outside directors	Remarks
2005-1	Jan.13	7 persons
2005-2	Feb.3	6 persons
2005-3	Feb.25	8 persons
2005-4	Apr.28	9 Persons

(5) Composition of committees and their activities(Jan. 1, 2005 — Apr. 29, 2005)

¡ Major activities of Director Candidate Recommendation Committee (Jan. 1, 2005 — Apr. 29, 2005)

Session	Date	Agenda	Approval

2005-1	Jan.27	Assessment of qualifications of outside directors	—

2005-2	Jan.28/Feb.3	1. Assessment of qualifications of outside directors	Approved
		2. Assessment of qualifications of Standing Director	—

2005-3	Feb.25	1. Appointment of Special Committee Members	—
		2. Appointment of Positions for Standing Directors	—
		3. Approval of Designation of Position for Executive Officer	—

Session	Date	Agenda	Approval

—

¡ Major activities of Evaluation and Compensation Committee (Jan. 1, 2005 — Apr. 29, 2005)

Session	Date	Agenda	Approval

2005-1	Jan.13	Evaluation of ’04 Management Result	—

2005-2	Jan.28	1. Establishment of the Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005	—
2. Payment plan of the special incentive for Directors

2005-3	Apr.28	1. Stock Option Right
2. Operation of Director’s Remuneration in the Fiscal Year 2005

¡ Major activities of Finance & Operation Committee (Jan. 1, 2005 — Apr. 29, 2005)

Session	Date	Agenda	Approval

2005-1	Jan. 13	Contribution to a Charity Fund for unfortunate neighbors in Pohang	Amended
		and Gwangyang Area	Approved

2005-2	Feb.3	Contribution to a Charity Fund for unfortunate neighbors who are damage caused by Tidal wave and earthquake in South Asia	Approved

2005-3	Apr.27	1. Plan for Acquisition of Ownership Interest in KIECO owned by Hanwha	—
2. The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.

¡ Major activities of Insider Trading Committee (Jan. 1, 2005 — Apr. 29, 2005)

Session	Date	Agenda	Approval

2005-1	Feb.2	Contribution Plan for POSCO Educational Foundation	—

2005-2	Apr.28	The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.	—

¡ Major activities of Management Committee (Jan. 1,2005 — Apr. 29,2005)

Session	Date	Agenda	Approval

2005-1	Feb.22	Establishment #1~4 Sinter Purity installation at Gwangyang	Approved

2005-2	Mar.8	2 cases, including STS Continuous Cold Rolling at Pohang	Suspended

Session	Date	Agenda	Approval

2005-3	Mar.29	7 cases, including Installation of Vertical Slab Caster in Continuous Casting Plant #1 of Pohang Steel Works	Approved

B. Audit Committee

     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.

The duties of the Audit Committee include:

•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

     In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.

¡ Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks

Kim E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center	”

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	”

❖ Major activities of the audit committee (auditors) (Jan. 1,2004-Mar.31,2005)

Session	Date	Agenda	Approval	Remarks

• Deliberation agenda
- Approval of contract of non-audit service of POSCAN
2005-1st	Jan.12	- Approval of method and standard of appointment and evaluation of External Auditor	Approved	All members participating
• Report agendas
- Overview of operations of the in-house controlling system by external auditors

• Deliberation agenda
- Assessment of operations of the in-house controlling system in 2004
2005-2nd	Feb.2	- Results of the audit of account for the 37th Fiscal Year	Approved	All members
		- Approval of the appointment of the external auditor		participating
• Report agendas
- Overview Results of the audit of account for the 37th Fiscal Year

• Deliberation agenda
2005-3rd	Feb.25	- Approval of the appointment of the audit office head	Approved	3 members
		- Approval of the appointment of Internal control		participating

Session	Date	Agenda	Approval	Remarks

system manager
- Approval of contract of non-audit service of POSCO

C. Voting Rights by Shareholders

(1) Whether to Adopt the Cumulative Voting System

❖ Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.

(2) Whether to Adopt the Ballot Voting System or Electronic Voting System

❖ Introduced the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3) Execution of Voting Rights by Minority Shareholders

[Irrelevant]

C. Compensation of Directors and Officers

(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

		Ceiling amount approved	Average payment per
	Total payment	at shareholders Meeting	person
Category	(2005 1Q)	(2005 1Q)	(2005 1Q)	Remarks

Standing Director	399.8 million won		66.6 million won

Outside Director	101.5 million won	4.5 billion won	11.3 million won	Including 4 members of Audit Committee

Total	501.3 million won		33.4 million won

*	33.4 million won paid in 1Q 2005.

(2) List of Stock Options Presented to Executives

			(As of Mar 31, 2005)

Date of
Grant	Name	Number of Share	Exercising Period	Exercising Price

July 23,	Sang-Boo Yoo	90,367	July 24, 2003 ~	KRW 98,900
2001	Ku-Take Lee	45,184	July 23, 2008
	Chang-Oh Kang	18,074
	Kwang-Woong Choi	1,084
	Won-Chul Hwang	9,037
	Tae-Hyun Hwang	6,037
	Dong-Jin Kim	9,037
	Soo-Chul Shin	9,037
	Chin-Choon Kim	9,037
	Youn Lee	9,037
	Kyeong-Ryul Ryoo	6,037
	Seong-Sik Cho	4,037
	Jong-Tae Choi	9,037
	Hwang-Kyu Hwang	7,500
	Ung-Suh Park	2,259
	Jae-Young Chung	2,259
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Soon Kim	2,259
	Woo-Hee Park	2,259
	Dae-Wook Yoon	1,921

April 27 2002	Jong-Doo Choi	9,316	April 28, 2004	KRW 136,400

	Joon Yang Chung	9,316	~ April 27, 2009

	Chang-Ho Kim	9,316

	Nam Suk Hur	9,316

	Chang-Kwan Oh	9,316

	Jeon-Young Lee	9,316

Sep.18 2002	Suk-Man Youn	11,179	Sep. 19, 2004 ~	KRW 116,100

	Young-Tae Keon	9,316	Sep. 18, 2009

April 26, 2003	Chang-Oh Kang	4,802	April 27, 2005 ~	KRW102,900

	Soo-Yang Han	2,881	April 26, 2010

	Won-Pyo Lee	2,881

	Kwang-Woong Choi	5,762

	Kyeong-Ryul Ryoo	4,802

	Kim,E. Han	2,401

	Hyun-Shik, Yoo	2,401

	Han-Kyung, Kim	2,401

	Kwang-Hee Han	1,921

	Dong-Jin Kim	1,921

	Tae-Hyun Hwang	1,921

	Youn Lee	1,921

	Seong-Sik Cho	1,921

	Jong-Tae Choi	1,921

	Hyun-Shik,Chang	9,604

	Oh-Joon, Kwon	9,604

	Dong-Hwa, Chung	9,604

	Jin-Il, Kim	9,604

	Chun-Hwan,Lee	9,604

	Dong-Hee, Lee	9,604

	Byung-Jo, Choi	9,604

	Sang-Young, Lee	9,604

	Hyun-Uck, Sung	9,604

	Han-Yong,Park	9,604

July 23, 2004	Ku-Taek Lee	49,000	July 24, 2006~	KRW 151,700

	Chang-Oh Kang	24,500	July 23, 2011

	Kwang-Woong Choi	1,960

	Kyeong-Ryul Ryoo	4,900

	Suk-Man Youn	7,840

	Dong-Jin Kim	7,840

	Youn Lee	7,840

	Joon Yang Chung	4,900

	Young Ju Pakr	1,862

	Kwang Woo Jun	1,862

	Jeffery D Jones	1,862

	Yoon Suk Suh	1,862

	Keel Sou Chung	9,800

	Sang Wook Ha	9,800

	Sang Young Kim	9,800

	Young Suk Lee	9,800

	Sang Myun Kim	9,800

	Kun Soo Lee	9,800

	Ki Chul Shin	9,800

	Kee Yeoung Park	9,800

	Kyu Jeong Lee	9,800

	Byung Ki Jang	9,800

Total		674,533

V. Others

A. Results of POSCO’s 36th Ordinary General Meeting of Shareholders

1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 36th Fiscal Year

-	Total Assets (KRW): 18,406,600 million

-	Total Liabilities (KRW): 5,448,602 million

-	Paid-in Capital (KRW): 482,403 million

-	Shareholder’s Equity (KRW): 12,957,997 million

-	Sales (KRW): 14,359,329 million

-	Ordinary Profit (KRW): 2,663,863 million

-	Net Profit (KRW): 1,980,572 million

-	Net Profit per Share (KRW): 24,306

2.	Approval of Partial Amendments to the Articles of Incorporation

2-1. Introduction of Cumulative Voting System (Article 25 of the Articles of Incorporation)

2-2. Improvement of Corporate Governance and Others

3.	Approval of Election of Directors

3-1.	Election of Outside Directors

-	Appointment of Outside Directors:	Park, Young-Ju, Jun,. Kwang-Woo Park, Won-Soon Chevalier, Samuel F.

3-2.	Election of Outside Directors as Audit Committee Members

-	Appointment of Outside Directors as Audit Committee Members: Jones, Jeffrey D. Suh, Yoon-Suk

3-3.	Election of Standing Directors
-	Appointment of Standing Directors:	Lee, Ku-Taek Kang, Chang-Oh Ryoo, Kyeong-Ryul Yoon, Seok-Man Chung, Jun-Yang

4.		Approval of the Ceiling Amount of Total Remuneration for the Director for the 37th Fiscal Year

	-	The approved ceiling amount of total remuneration for the 36th fiscal year:
KRW3.5 billion

	-	The actual amount of total remuneration paid for the 36th fiscal year:
KRW3.0 billion

	-	The ceiling amount of total remuneration for the 37th fiscal year:
KRW4.0 billion

The 36th fiscal year: 15 directors (8 Outside Directors)

The 37th fiscal year: 15 directors (9 Outside Directors)

B. Results of POSCO’s 37th Ordinary General Meeting of Shareholders

1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 37th Fiscal Year

-	Total Assets (KRW) : 21,367,060 million

-	Total Liabilities (KRW) : 5,257,216 million

-	Paid-in Capital (KRW) : 482,403 million

-	Shareholder’s Equity (KRW): 16,109,844 million

-	Sales (KRW) : 19,792,478 million

-	Ordinary Profit (KRW) : 5,053,728 million

-	Net Profit (KRW) : 3,826,016 million

-	Net Profit per Share (KRW) : 47,331

2.	Approval of Election of Directors

2-1. Election of Outside Director

	Date of Birth		Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure

Ahn,	Jan. 22, 1962	w President & CEO, AhnLab, Inc.	None	3 years

Charles	Director Candidate Recommendation Committee

2-2. Election of Outside Directors as Audit Committee Members

	Date of Birth		Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure

Kim, E. Han	May 27, 1946	w Fred M. Taylor Professor, University of Michigan Business School w Outside Director of POSCO	None	3 years

Director Candidate Recommendation Committee

Sun, Wook	Jan. 24, 1945	w Former President & CEO, Samsung Human Resources Development Center	None	3 years

Director Candidate Recommendation Committee

2-3. Election of Standing Director

	Date of Birth		Relationship with
Name	Recommender	Major Experience	major shareholder	Tenure

Lee, Youn	Jul. 4, 1947	w Senior Executive V .P., POSCO	None	3 years

Board of Directors

3.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year : KRW 4.5 billion

4.	Details of Dividend

Details	2004
1) Annual Dividend per Share(KRW)	8,000
- Year-End Dividend(KRW)	6,500
- Interim Dividend(KRW)	1,500
2) Dividend Ratio to Market Value(%) including Interim Dividend	4.16

C. Legal Proceedings

         See Form 20-F for references. POSCO will schedule to file Form 20-F by the end of June.

POSCO
Non-Consolidated Interim Financial Statements
March 31, 2005 and 2004

Samil Pricewaterhouse Coopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul, 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of March 31, 2005, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2005 and 2004, expressed in Korean Won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of POSCO as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 19, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 27 to the non-consolidated financial statements, during the three-month periods ended March 31, 2005 and 2004, the Company entered into sales transactions of ~~W~~ 1,083,357 million (2004: ~~W~~785,488 million) and purchase transactions of ~~W~~787,894 million (2004: ~~W~~430,341 million) with related parties. Related receivables and payables amounted to ~~W~~243,361 million and ~~W~~364,210 million, respectively, as of March 31, 2005, and ~~W~~337,570 million and ~~W~~411,065 million, respectively, as of December 31, 2004. Guarantees provided to related parties amounted to ~~W~~263,341 million and ~~W~~225,188 million as of March 31, 2005 and December 31, 2004.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
April 15, 2005

This report is effective as of April 15, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
March 31, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	~~W~~	222,259	~~W~~	206,783
Short-term financial instruments (Notes 3 and 26)		605,536		574,886
Trading securities (Note 6)		2,819,372		2,657,338
Current portion of available-for-sale securities (Note 7)		172,756		122,318
Current portion of held-to-maturity securities (Notes 7 and 26)		3,027		3,048
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		1,921,832		1,985,400
Inventories, net (Note 5)		2,109,643		2,108,682
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 15, 26 and 27)		121,837		68,150
Other current assets, net of allowance for doubtful accounts (Note 10)		27,274		14,973

Total current assets		8,003,536		7,741,578
Property, plant and equipment, net (Notes 8 and 28)		9,529,003		9,203,061
Investment securities, net (Note 7)		3,712,373		3,919,464
Intangible assets, net (Notes 9 and 28)		334,808		363,244
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)		33,691		33,007
Long-term financial instruments (Note 3)		45		45
Long-term loan receivables, net of allowance for doubtful accounts		396		396
Other long-term assets, net of allowance for doubtful accounts (Note 10)		99,505		106,265

Total assets	~~W~~	21,713,357	~~W~~	21,367,060

See Report of Independent Accountants

POSCO
Non-Consolidated Balance Sheets
March 31, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)	2005		2004
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	~~W~~	439,211	~~W~~	444,339
Short-term borrowings (Notes 11 and 26)		96,787		13,992
Current portion of long-term debts, net of discount on debentures issued (Notes 12 and 26)		1,058,000		926,572
Accrued expenses (Note 26)		242,455		324,433
Other accounts and notes payable (Notes 26 and 27)		504,094		430,449
Withholdings		31,662		33,135
Income tax payable		1,036,413		1,012,424
Deferred income tax liabilities (Note 24)		199		—
Other current liabilities (Note 14)		55,357		36,056

Total current liabilities		3,464,178		3,221,400
Long-term debts, net of current portion and discount on debentures issued (Notes 12 and 26)		1,208,352		1,549,653
Accrued severance benefits, net (Note 13)		210,344		171,788
Deferred income tax liabilities (Note 24)		164,813		260,165
Other long-term liabilities (Note 14)		61,965		54,210

Total liabilities		5,109,652		5,257,216

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)		482,403		482,403
Capital surplus (Note 16)		3,771,283		3,771,283
Retained earnings (Note 17)		13,644,267		12,864,139
Capital adjustments, net (Note 18)		(1,294,248)		(1,007,981)

Total shareholders’ equity		16,603,705		16,109,844

Total liabilities and shareholders’ equity	~~W~~	21,713,357	~~W~~	21,367,060

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statement of Income
Three-Month Periods Ended March 31, 2005 and 2004
(Unaudited)

(in millions of Korean won, except per share amounts)	2005		2004
Sales (Notes 27 and 28)	~~W~~	5,655,846	~~W~~	4,284,663
Cost of goods sold (Notes 21 and 27)		3,613,051		3,027,261

Gross profit		2,042,795		1,257,402
Selling and administrative expenses (Note 22)		266,756		248,996

Operating profit		1,776,039		1,008,406

Non-operating income
Interest income		14,584		22,436
Dividend income		58,602		3,072
Gain on valuation of trading securities		9,140		7,905
Gain on disposal of trading securities		6,031		5,796
Gain on disposal of property, plant and equipment		4,693		1,812
Gain on foreign currency transactions		19,059		22,098
Gain on foreign currency translation (Note 26)		63,701		67,632
Gain on valuation of investments using the equity method (Note 7)		44,664		31,292
Gain on valuation of derivatives (Note 20)		4		1,453
Others		28,283		26,729

		248,761		190,225

Non-operating expenses
Interest expense		29,703		39,025
Other bad debt expense		1,211		1,074
Loss on foreign currency transactions		12,479		27,003
Loss on foreign currency translation (Note 26)		4,494		2,861
Donations (Note 23)		79,248		70,691
Loss on disposal of property, plant and equipment		18,724		9,825
Loss on valuation of investments using the equity method (Note 7)		27,989		22,214
Loss on valuation of derivatives (Note 20)		4		4,387
Others		26,100		9,962

		199,952		187,042

Net income before income taxes		1,824,848		1,011,589
Income tax expense (Note 24)		517,312		291,668

Net income (Note 25)	~~W~~	1,307,536	~~W~~	719,921

Per Share Data (in Korean won)
Basic and diluted earnings per share (Note 25)	~~W~~	16,300	~~W~~	8,920

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2005 and 2004
(Unaudited)

(in millions of Korean won)	2005		2004
Cash flows from operating activities
Net income	~~W~~	1,307,536	~~W~~	719,921

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		364,371		362,332
Provision for doubtful accounts		567		6,297
Accrual of severance benefits		74,420		20,853
Gain on valuation of trading securities		(9,044)		(7,827)
Gain on disposal of trading securities		(6,031)		(5,796)
Loss on disposal of property, plant and equipment		14,031		8,013
Gain on disposal of investments		501		(575)
Impairment loss on investments		25		5,297
Loss (gain) on valuation of derivatives		—		2,934
Gain on valuation of investments using the equity method		(16,675)		(9,078)
Stock compensation expense		12,764		7,523
Loss (gain) on foreign currency translation		(59,861)		(65,116)
Interest expense		1,551		2,079
Interest income		(1,106)		(1,997)
Others		(118)		2,074

		375,395		327,013

Changes in operating assets and liabilities
Decrease in trade accounts and notes receivable		65,311		55,604
Increase in other accounts and notes receivable		(47,700)		(43,806)
Increase in accrued income		118		(5,920)
Increase in prepaid expenses		(12,081)		(10,438)
Increase in inventories		(960)		(191,036)
Increase (decrease) in trade accounts and notes payable		(7,588)		13,119
Increase in other accounts and notes payable		73,092		35,815
Increase in income tax payable		23,989		62,241
Payment of severance benefits		(37,506)		(3,661)
Deferred income tax, net		40,360		(15,155)
Others		(33,405)		23,504

		63,630		(79,733)

Net cash provided by operating activities		1,746,561		967,201

See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2005 and 2004
(Unaudited)

(in millions of Korean won)	2005		2004
Cash flows from investing activities
Disposal of short-term financial instruments		266,240		101,500
Disposal of trading securities		2,469,041		2,120,563
Disposal of available-for-sale securities		195		2,748
Proceeds from current maturities of held-to-maturity securities		—		20,000
Disposal of property, plant and equipment		5,172		22,770
Acquisition of short-term financial instruments		(296,890)		(247,537)
Acquisition of trading securities		(2,616,000)		(1,839,300)
Acquisition of available-for-sale securities using the equity method		(26,832)		(2,335)
Acquisition of property, plant and equipment		(678,265)		(292,989)
Acquisition of intangible assets		(1,891)		(31,430)
Others		(874)		(5,439)

Net cash used in investing activities		(880,104)		(151,449)

Cash flows from financing activities
Proceeds from short-term borrowings		97,203		—
Proceeds from long-term debt		765		3,260
Decrease in derivatives		423		—
Acquisition of treasury stock		(260,927)		—
Repayment of short-term borrowings		(13,991)		—
Repayment of current portion of long-term debt		(150,222)		(305,775)
Repayment of long-term debt		(658)		(2,230)
Payment of cash dividends		(523,274)		(403,559)
Increase in derivatives		(300)		—

Net cash used in financing activities		(850,981)		(708,304)

Net increase in cash and cash equivalents		15,476		107,448

Cash and cash equivalents
Beginning of the period		206,783		298,493

End of the period	~~W~~	222,259	~~W~~	405,941

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002 and July 22, 2003, respectively. In addition, POSCO retired 1,779,320 shares of treasury stock on October 19, 2004 in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares are 87,186,835 as of March 31, 2005.

As of March 31, 2005, the Company’s major shareholders are as follows:

	Number of	Percentage of
	shares	ownership (%)
National Pension Corporation	3,084,186	3.54
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,475,000	2.84
Others	79,146,339	90.77

	87,186,835	100.00

As of March 31, 2005, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York and London Stock Exchanges.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. And as SKFAS Nos. 15 and 16 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements as of and for the three-month period ended March 31, 2005.

Revenue Recognition

Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Inventories

The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. No physical count of inventory has been conducted as of March 31, 2005. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.

Investments in Securities

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.

Securities that are bought and held principally for sale in the near-term to generate profits from short-term price differences are classified into trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified into available-for-sale.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Investments in Affiliates

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period, not to exceed twenty years, using the straight-line method.

The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated. Only, unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

If the Company has provided allowance for doubtful accounts for receivables due from equity method investee which are also subsidiary of the Company, bad debt expenses recognized during the current period should be included in equity method investment securities and reflected in current operation as gain on investments using the equity method.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20~40 years
Machinery and equipment	8 years
Vehicles	4~9 years
Tools	4 years
Furniture and fixtures	4 years

The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5 ~ 10 years
Land usage rights	40 years
Port facilities usage rights	3 ~ 34 years
Other intangibles	4 ~ 20 years

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.

The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

As of March 31, 2005, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to ~~W~~4,702 million for the three-month period ended March 31, 2005.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization is included in interest expense.

Valuation of Assets and Liabilities at Present Value

Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Derivative Instruments

All derivative instruments are accounted for at fair value, and unrealized gains and losses from derivative contracts are charged to current operations with resulting rights and obligations being accounted for as asset and liabilities of the Company.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Impairment of Assets

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

Capitalization of Financing Expenses

The Company records as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of March 31, 2005 and December 31, 2004, consist of the following:

	Annual interest
(in millions of Korean won)	rates (%)	2005		2004
Cash and cash equivalents
Checking accounts	—	~~W~~	1,809	~~W~~	1,308
Money market deposit accounts	2.95 ~ 3.01		185,800		169,400
Time deposits in foreign currency	2.89		34,650		35,075
Time deposits	—		—		1,000

			222,259		206,783

Short-term financial instruments
Cash on hand and in banks [1]	0.10		6,585		6,240
Time deposits	3.70~ 4.30		121,400		86,400
Specified money in trust	—		2,140		2,140
Certificates of deposit	3.40 ~ 4.00		136,000		181,000
Commercial papers	4.12		29,411		29,106
Trust type savings accounts	3.70 ~ 4.80		310,000		270,000

			605,536		574,886

Long-term financial instruments
Guarantee deposits for opening Accounts [2]	—		45		45

		~~W~~	827,840	~~W~~	781,714

[1]	In relation to government appropriated project, cash on hand and in banks is restricted from withdrawal.

[2]	The Company is required to provide collateral deposits amounting to ~~W~~45 million to open checking accounts and accordingly, the withdrawal of these deposits is restricted.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

4.	Accounts and Notes Receivable

Accounts and notes receivable and their allowance for doubtful accounts as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Trade accounts and notes receivable	~~W~~	1,941,662	~~W~~	2,006,019
Less: Allowance for doubtful accounts		(19,417)		(20,059)
Present value discount		(413)		(560)

	~~W~~	1,921,832	~~W~~	1,985,400

Other accounts and notes receivable	~~W~~	172,056	~~W~~	117,426
Less: Allowance for doubtful accounts		(49,925)		(49,190)
Present value discount		(294)		(86)

	~~W~~	121,837	~~W~~	68,150

Long-term trade accounts and notes receivable	~~W~~	45,150	~~W~~	45,149
Less: Allowance for doubtful accounts		(541)		(541)
Present value discount		(10,918)		(11,601)

	~~W~~	33,691	~~W~~	33,007

Accounts stated at present value under rescheduled payment and long-term deferred payment terms are as follows:

		Face		Present value				Maturity
(in millions of Korean won)	Company	value		discount		Book value		date	Discount rate (%)
Long-term trade accounts receivable	BNG Steel Co., Ltd.	~~W~~	44,900	~~W~~	9,921	~~W~~	34,979	November 2009	8.62
	”		7,676		1,410		6,266	December 2008	8.62

			52,576		11,331		41,245
Less: Current portion			(7,679)		(413)		(7,266)

		~~W~~	44,897	~~W~~	10,918	~~W~~	33,979

		Face		Present value				Maturity
(in millions of Korean won)	Company	value		discount		Book value		date	Discount rate (%)
Other accounts receivable	POSVEN	~~W~~	10,318	~~W~~	294	~~W~~	10,024	January 2006	5.09

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

5.	Inventories

Inventories as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Finished goods	~~W~~	189,464	~~W~~	188,604
Semi-finished goods		516,260		576,849
Raw materials		917,506		820,895
Materials-in-transit		483,829		520,374
Others		2,721		2,067

		2,109,780		2,108,789
Less: Provision for valuation loss		(137)		(107)

	~~W~~	2,109,643	~~W~~	2,108,682

6.	Trading Securities

Trading securities as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Beneficiary certificates	~~W~~	2,481,946	~~W~~	2,350,660
Monetary market fund		306,440		275,841
Mutual fund		30,986		30,837

	~~W~~	2,819,372	~~W~~	2,657,338

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

7.	Investment Securities

Investment securities as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Available-for-sale securities, net	~~W~~	1,734,455	~~W~~	1,926,560
Held-to-maturity securities, net		37,169		37,148
Equity-method investments		1,940,749		1,955,756

	~~W~~	3,712,373	~~W~~	3,919,464

Available-For-Sale Securities

Available-for-sale securities as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Current portion of available-for-sale securities
Investments in bonds	~~W~~	172,756	~~W~~	122,318

Available-for-sale securities
Marketable equity securities		1,549,124		1,682,496
Non-marketable equity securities		124,455		130,371
Investments in bonds		60,876		113,693

		1,734,455		1,926,560

	~~W~~	1,907,211	~~W~~	2,048,878

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Investments in marketable equity securities as of March 31, 2005 and December 31, 2004, are as follows:

	2005						2004
(in millions of		Percentage of	Acquisition
Korean won)	Number of shares	ownership (%)	cost		Book value		Book value
Hanil Iron & Steel Co., Ltd.	206,798	10.14	~~W~~	2,413	~~W~~	4,229	~~W~~	3,102
HI Steel Co., Ltd.	123,052	9.95		1,609		2,215		1,747
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,623		2,367
Hana Bank	4,617,600	2.34		29,998		129,293		119,134
Korea Investment	—	—		—		—		135
SK Telecom Co., Ltd.[1]	5,834,296	7.09		1,665,249		1,016,399		1,170,222
Samjung P&A Co., Ltd.	270,000	9.00		2,714		2,444		1,944
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		1,212		501
Nippon Steel Corporation	147,876,000	2.17		285,102		381,721		375,649
Korea Line Corp.	217,373	2.17		8,067		6,988		7,695

			~~W~~	2,002,651	~~W~~	1,549,124	~~W~~	1,682,496

[1]	1,735,799 SK Telecom Co., Ltd. shares, classified as available-for-sale securities, have been pledged as collateral for exchangeable bonds (Note 12).

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Investments in non-marketable equity securities as of March 31, 2005 and December 31, 2004, are as follows:

	2005								2004
(in millions of		Percentage of	Acquisition				Book		Book
Korean won)	Number of shares	ownership (%)	cost		Net asset value [1]		Value [1]		value
Hankyung Shinmun Co., Ltd.	57,456	0.46	~~W~~	309	~~W~~	160	~~W~~	309	~~W~~	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		1,728		780		780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		5,356		8,930		8,930
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,425		3,000		3,000
Powercomm	4,500,000	3.00		153,000		45,675		45,675		45,675
POSCO Terminal [2]	—	—		—		—		—		5,916
The Seoul Shimun Co., Ltd.	1,614,000	19.40		17,317		4,101		9,551		9,551
The Siam United Steel	9,000,000	10.00		26,640		13,486		26,640		26,640
PT-POSNESIA Stainless Steel Industry [3]	29,610,000	70.00		9,474		1,567		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd.[4]	—	10.00		26,803		24,214		26,803		26,803
Others				1,200		1,644		1,200		1,200

			~~W~~	247,453	~~W~~	101,356	~~W~~	124,455	~~W~~	130,371

[1]	The net asset value of the non-marketable equity securities is determined based on the December 31, 2004 financial statements which have not been reviewed or audited. However, the net asset value of Hankyung Shinmun Co., Ltd., Keo Yang Shipping Co., Ltd., Dae Kyeong Special Steel Co., Ltd., Kihyup Technology Banking Corp., The Seoul Shimun Co., Ltd., The Siam United Steel and the BX Steel Posco Cold Rolled Sheet Co., Ltd. are based on audited financial statements as of December 31, 2004. In addition, Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to ~~W~~107,325 million was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

[2]	POSCO Terminal, which had total assets worth more than ~~W~~7,000 million as of December 31, 2004, is included in the equity method investments.

[3]	PT-POSNESIA, which is in the process of liquidation recorded impairment loss amounting to ~~W~~970 million, the difference between book value and recoverable amount during the year ended December 31, 2004.

☐	No shares have been issued in accordance with the local laws or regulations.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Investments in bonds as of March 31, 2005 and December 31, 2004, are as follows:

		2005				2004
(in millions of Korean won)	Period	Acquisition cost		Book value		Book value
Government bonds	less than 1 year	~~W~~	151,283	~~W~~	152,294	~~W~~	122,318
	1 ~ 2 years		58,848		60,876		92,807
Others	less than 1 year		20,000		20,462		—
	1 ~ 3 years		—		—		20,886

		~~W~~	230,131	~~W~~	233,632	~~W~~	236,011

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences for the three-month period ended March 31, 2005 and for the year ended December 31, 2004 are as follows:

	2005						2004
(in millions of Korean won)	Beginning balance		Increase (decrease)[1]		Ending balance		Beginning balance		Increase (decrease)		Ending balance
Marketable equity securities

Hanil Iron & Steel Co., Ltd.	~~W~~	689	~~W~~	628	~~W~~	1,317	~~W~~	(76)	~~W~~	765	~~W~~	689
HI Steel Co., Ltd.		139		300		439		(555)		694		139
Munbae Steel Co., Ltd.		(1,221)		1,972		751		(1,748)		527		(1,221)
Chohung Bank		—		—		—		(3,227)		3,227		—
Hana Bank		89,136		(17,147)		71,989		71,589		17,547		89,136
Korea Investment		(453)		453		—		(403)		(50)		(453)
SK Telecom Co., Ltd.		(495,027)		24,610		(470,417)		(504,158)		9,131		(495,027)
Samjung P&A Co., Ltd.		(770)		574		(196)		(849)		79		(770)
Dong Yang Steel Pipe Co., Ltd.		(3,410)		1,454		(1,956)		(3,402)		(8)		(3,410)
Nippon Steel Corporation		90,547		(20,498)		70,049		95,691		(5,144)		90,547
Korea Line Corp.		(372)		(410)		(782)		—		(372)		(372)

		(320,742)		(8,064)		(328,806)		(347,138)		26,396		(320,742)

Non-marketable equity securities

Powercomm		(107,325)		29,514		(77,811)		(111,956)		4,631		(107,325)
The Seoul Shinmun Co., Ltd.		2,072		(570)		1,502		—		2,072		2,072

Investments in Bonds		6,030		(3,293)		2,737		1,118		4,912		6,030
Stock Market Stabilization Fund		—		—		—		1,179		(1,179)		—

	~~W~~	(419,965)	~~W~~	17,587	~~W~~	(402,378)	~~W~~	(456,797)	~~W~~	36,832	~~W~~	(419,965)

[1]	Realized loss from the disposal of available-for-sale securities amounted to ~~W~~455 million for the three-month period ended March 31, 2005.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Held-To-Maturity Securities

Held-to-maturity securities as of March 31, 2005 and December 31, 2004, are as follows:

		2005				2004
(in millions of Korean won)	Period	Acquisition cost		Book value		Book value
Current portion of held-to-maturity securities

Government bonds	Less than 1 year	~~W~~	2,000	~~W~~	2,000	~~W~~	2,000
Bonds valued at US$1,000,000	”		—		1,027		1,048

			2,000		3,027		3,048

Held-to-maturity securities

Government bonds	1 ~ 8 years		37,090		37,169		37,148

		~~W~~	39,090	~~W~~	40,196	~~W~~	40,196

The Company provided government bonds, amounting to ~~W~~31,169 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from available-for-sale securities and held-to-maturity securities amounted to ~~W~~3,057 million for the three-month period ended March 31, 2005 (2004: ~~W~~4,748 million).

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Equity-Method Investments Equity-method investments as of March 31, 2005 and December 31, 2004, are as follows:

	2005								2004
(in millions of Korean	Number of	Percentage of	Acquisition		Net asset
won)	shares	ownership (%)	cost		value[1]		Book value		Book value
POSCO E&C	27,281,080	90.94	~~W~~	365,789	~~W~~	719,926	~~W~~	308,369	~~W~~	321,177
Posteel Co., Ltd.	17,155,000	95.31		113,393		254,938		244,888		253,013
POSCON Co., Ltd.	3,098,610	88.04		49,822		75,294		15,583		18,079
Pohang Steel Co., Ltd.	4,000,000	66.67		96,151		188,446		170,989		175,992
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		35,483		14,574		13,719
POSDATA Co., Ltd.	4,000,000	64.99		35,000		70,852		59,021		63,123
POSCO Research Institute	3,800,000	100.00		19,000		22,657		22,657		22,682
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		29,677		29,677		29,444
POS-AC Co., Ltd.	130,000	100.00		1,043		11,482		528		613
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67		260,000		346,559		345,176		335,827
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		28,389		15,057		14,333
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00		28,500		32,760		32,760		32,712
eNtoB Corporation	560,000	17.50		2,800		2,848		2,620		2,687
POSCO Refractories & Environment (POSREC)	3,544,200	60.00		41,210		57,921		54,689		54,816
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		14,795		14,795		—
Pohang Steel America Corporation (POSAM)	306,855	99.43		251,643		134,681		112,925		109,329
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		41,344		52,159		52,526
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00		7,425		18,128		17,553		17,135
VSC-POSCO Steel Corporation (VPS)[2]	—	35.00		4,758		5,151		5,036		5,265
DALIAN POSCO-CFM Coil Center Co., Ltd.[2]	—	30.00		7,189		10,071		10,040		9,719

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

	2005								2004
(in millions of Korean	Number of	Percentage of	Acquisition		Net asset
won)	shares	ownership (%)	cost		Value[1]		Book value		Book value
POS-Tianjin Coil Center Co., Ltd.[2]	—	10.00		653		1,254		1,254		1,240
Zhangjiagang Pohang Stainless Steel Co., Ltd.[2]	—	73.30		156,819		192,847		166,326		179,747
SHUNDE Pohang Coated Steel Co., Ltd.[2]	—	83.80		20,695		28,689		28,617		25,793
POS-THAI Service Steel Co., Ltd.	477,288	11.67		1,625		969		864		951
POSCO Venezuela Compania Anonima (POSVEN) [3]	4,480	40.00		—		—		—		—
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		4,080		4,185		4,453
KOBRASCO	2,010,719,185	50.00		32,950		15,626		12,698		10,956
POSINVEST	2,000,000	100.00		22,910		34,325		34,325		34,418
POSCHROME	21,675	25.00		4,859		7,196		6,396		7,076
Shunde Xingpu Steel Center Co., Ltd.[2]	—	10.50		927		1,569		1,569		1,544
POS-HYUNDAI STEEL	2,345,558	10.00		1,057		801		803		770
POSVINA[2]	—	50.00		1,527		3,476		2,686		3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		3,464		2,855		2,927
PT POSMI Steel Indonesia	743	9.17		347		391		500		439
Qingdao Pohang Stainless Steel Co., Ltd.[2]	—	70.00		49,733		40,906		30,352		38,455
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.[2]	—	90.00		21,267		18,602		18,298		18,507
POSCO–China Holding Corp.[2]	—	100.00		79,211		72,941		68,864		52,866
POSCO–Japan Co., Ltd.	88,838	100.00		50,557		48,015		31,061		40,306

			~~W~~	1,838,922	~~W~~	2,576,553	~~W~~	1,940,749	~~W~~	1,955,756

[1]	Due to the delay in the closing of March 31, 2005 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of March 31, 2005.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	The Company suspended the application of the equity-method for investments in POSVEN, which is in the process of liquidation, due to its negative book value.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

The details of equity method valuation are as follows:

			January 1, 2004 ~ March 31,				April 1, 2004 ~ December 31,						January 1, 2005 ~ March 31,
			2004				2004						2005
			Valuation				Valuation						Valuation				2005
	2004		gain or loss			Other	gain or loss			Other	2004		gain or loss			Other	1stquarter
(in millions of Korean	Beginning		using equity			increase or	using equity			increase or	Ending		using equity			increase or	ending
won)	balance		method			decrease [1]	method			decrease [1]	balance		method			decrease [1]	balance
POSCO E&C	~~W~~	268,991	~~W~~	14,032	~~W~~	(16,767)	~~W~~	61,420	~~W~~	(6,499)	~~W~~	321,177	~~W~~	8,093	~~W~~	(20,901)	~~W~~	308,369
Posteel Co., Ltd.		244,789		(1,566)		(3,721)		16,216		(2,705)		253,013		2,342		(10,467)		244,888
POSCON Co., Ltd.		23,393		405		(774)		(4,744)		(201)		18,079		(1,111)		(1,385)		15,583
Pohang Steel Co., Ltd.		165,114		1,522		(4,001)		13,357		—		175,992		997		(6,000)		170,989
POSCO Machinery & Engineering Co., Ltd.		11,186		905		—		1,628		—		13,719		895		(40)		14,574
POSDATA Co., Ltd.		57,891		762		(1,991)		3,299		3,162		63,123		1,030		(5,132)		59,021
POSCO Research Institute		22,535		133		—		14		—		22,682		(25)		—		22,657
Seung Kwang Co., Ltd.		28,274		168		—		1,301		(299)		29,444		229		4		29,677
POS-AC Co., Ltd.		661		81		56		(205)		20		613		(10)		(75)		528
Changwon Specialty Steel Co., Ltd.		307,650		3,100		—		24,938		139		335,827		9,247		102		345,176
POSCO Machinery Co., Ltd.		13,377		660		—		296		—		14,333		723		1		15,057
POSCO Refractories & Environment (POSREC)		47,949		2,842		(2,658)		5,472		1,211		54,816		2,553		(2,680)		54,689
POSTECH Venture Capital Co., Ltd.		31,836		(167)		1,138		1,568		(1,663)		32,712		88		(40)		32,760
eNtoB Corporation		2,467		(75)		—		295		—		2,687		(67)		—		2,620
POSCO Terminal Co., Ltd.		—		—		—		—		—		—		2,078		12,717		14,795

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

		January 1, 2004 ~ March 31,		April 1, 2004 ~ December			January 1, 2005 ~ March 31,
		2004		31, 2004			2005
		Valuation		Valuation			Valuation		2005
	2004	gain or loss	Other	gain or loss	Other	2004	gain or loss	Other	1stquarter
(in millions of Korean	Beginning	using equity	increase or	using equity	increase or	Ending	using equity	increase or	ending
won)	balance	method	decrease [1]	method	decrease [1]	balance	method	decrease [1]	balance
Pohang Steel America Corporation (POSAM)	151,447	(14,833)	(5,607)	(4,032)	(17,646)	109,329	6,108	(2,512)	112,925
POSCO Australia Pty. Ltd. (POSA)	53,638	(601)	(1,285)	8,436	(7,662)	52,526	1,485	(1,852)	52,159
POSCO Asia Co., Ltd. (POA)	13,154	53	(505)	6,250	(1,817)	17,135	751	(333)	17,553
POSCO International Osaka, Inc. (PIO)	3,436	1,502	(2,397)	(1,502)	(1,039)	—	—	—	—
VSC-POSCO Steel Corporation (VPS)	4,956	1,422	(325)	(754)	(34)	5,265	918	(1,147)	5,036
DALIAN POSCO-CFM Coil Center Co., Ltd.	14,148	(458)	(535)	1,263	(4,699)	9,719	524	(203)	10,040
POS-Tianjin Coil Center Co., Ltd.	1,355	8	(50)	57	(130)	1,240	38	(24)	1,254
Zhangjiagang Pohang Stainless Steel Co., Ltd.	188,353	(3,555)	(7,357)	17,372	(15,066)	179,747	(9,828)	(3,593)	166,326
SHUNDE Pohang Coated Steel Co., Ltd.	28,855	781	(1,094)	3,634	(6,383)	25,793	3,145	(321)	28,617
POS-THAI Service Steel Co., Ltd.	931	42	(34)	92	(80)	951	(61)	(26)	864
Myanmar-POSCO Co., Ltd.	5,250	2	(190)	(151)	(458)	4,453	(188)	(80)	4,185

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 ~ March 31,				April 1, 2004 ~ December 31,						January 1, 2005 ~ March 31,
			2004				2004						2005
			Valuation				Valuation						Valuation				2005
	2004		gain or loss			Other	gain or loss		Other		2004		gain or loss			Other	1stquarter
(in millions of Korean	Beginning		using equity			increase or	using equity		increase or		Ending		using equity			increase or	ending
won)	balance		method			decrease [1]	method		decrease [1]		balance		method			decrease [1]	balance
POSINVEST		36,575		936		(1,371)		1,870		(3,592)		34,418		549		(642)		34,325
KOBRASCO		440		1,272		(609)		9,702		151		10,956		2,238		(496)		12,698
POSCHROME		6,558		(379)		177		1,333		(613)		7,076		294		(974)		6,396
Shunde Xingpu Steel Center Co., Ltd.		1,650		17		(61)		102		(164)		1,544		54		(29)		1,569
POS-HYUNDAI STEEL		628		86		(1)		175		(118)		770		50		(17)		803
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,569		(48)		(93)		825		(326)		2,927		28		(100)		2,855
POSVINA		3,743		520		(180)		163		(1,129)		3,117		(343)		(88)		2,686
PT POSMI Steel Indonesia (POSMI)		387		11		(9)		82		(32)		439		66		(5)		500
Qingdao Pohang Stainless Steel Co., Ltd.		33,704		—		(1,246)		(5,664)		11,661		38,455		(7,314)		(789)		30,352
POSCO (SUZHOU)
Automotive Processing Center Co., Ltd.		19,319		(532)		1,656		30		(1,966)		18,507		141		(350)		18,298
POSCO–China Holding Corp.		—		30		17,303		(3,444)		38,977		52,866		(2,544)		18,542		68,864
POSCO–Japan		—		—		—		(4,724)		45,030		40,306		(6,498)		(2,747)		31,061

	~~W~~	1,797,209	~~W~~	9,078	~~W~~	(32,531)	~~W~~	155,970	~~W~~	26,030	~~W~~	1,955,756	~~W~~	16,675	~~W~~	(31,682)	~~W~~	1,940,749

[1]	Other increase or decrease represents the fluctuations of investment securities due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee are as follows:

			January 1, 2004 ~ March 31,				April 1, 2004 ~ December 31,						January 1, 2005 ~ March 31,					2005
		2004	2004				2004					2004	2005					1st quarter
(in millions of		Beginning	Increase or		Amortization		Increase or		Amortization			Ending	Increase or		Amortization			ending
Korean won)		balance	decrease		(recovery)		decrease		(recovery)			balance	decrease		(recovery)			balance
POSCO Refractories & Environment (POSREC)	~~W~~	(1,640)	~~W~~	—	~~W~~	(158)	~~W~~	—	~~W~~	(474)	~~W~~	(1,008)	~~W~~	—	~~W~~	(159)	~~W~~	(849)
Pohang Steel America Corporation (POSAM)		720		—		40		—		118		562		—		40		522
SHUNDE Pohang Coated Steel Co., Ltd.		(105)		—		(7)		—		(21)		(77)		—		(7)		(70)
Posmmit Steel Centre SDN BHD (POS-MMIT)		79		—		5		—		15		59		—		5		54
PT POSMI Steel Indonesia (POSMI)		157		—		10		—		29		118		—		10		108

	~~W~~	(789)	~~W~~	—	~~W~~	(110)	~~W~~	—	~~W~~	(333)	~~W~~	(346)	~~W~~	—	~~W~~	(111)	~~W~~	(235)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Details on the elimination of unrealized profit from intercompany transactions for the three-month periods ended March 31, 2005 and 2004, are as follows:

				2005					2004
				Property, plant and					Property, plant and
				equipment and					equipment and
(in millions of Korean won)	Inventories			intangible assets	Total		Inventories		intangible assets		Total
POSCO E&C	~~W~~	59	~~W~~	(18,209)	~~W~~	(18,150)	~~W~~	—	~~W~~	6,069	~~W~~	6,069
Posteel Co., Ltd.		(2,405)		2		(2,403)		584		4		588
POSCON Co., Ltd.		17		(4,411)		(4,394)		(18)		729		711
Pohang Coated Steel Co., Ltd.		(6,122)		1		(6,121)		(4,102)		—		(4,102)
POSCO Machinery & Engineering Co., Ltd.		299		(745)		(446)		(22)		595		573
POSDATA Co., Ltd.		(1)		629		628		—		(517)		(517)
POS-AC Co., Ltd.		—		(1,398)		(1,398)		—		(260)		(260)
Changwon Specialty Steel Co., Ltd		(220)		—		(220)		(458)		—		(458)
POSCO Machinery Co., Ltd.		(1)		(793)		(794)		(17)		(612)		(629)
POSCO Refractories & Environment (POSREC)		152		(177)		(25)		780		(70)		710
eNtoB Corporation		(40)		(10)		(50)		(72)		—		(72)
Pohang Steel America Corporation (POSAM)		4,207		—		4,207		(8,893)		—		(8,893)
POSCO Australia Pty. Ltd. (POSA)		306		—		306		(74)		—		(74)
POSCO Asia Co., Ltd. (POA)		(240)		—		(240)		(346)		—		(346)
POSCO International Osaka, Inc. (PIO)		—		—		—		(827)		—		(827)
VSC-POSCO Steel Corporation (VPS)		—		14		14		—		18		18
DALIAN POSCO-CFM Coil Center Co., Ltd.		158		—		158		111		—		111
Zhangjiagang Pohang Stainless Steel Co., Ltd.		(12,628)		—		(12,628)		(8,315)		4		(8,311)
Shunde Xingpu Steel Center Co., Ltd.		899		—		899		102		—		102
POS-THAI STEEL SERVICE		(104)		—		(104)		—		—		—
KOBRASCO		(902)		—		(902)		(531)		—		(531)
POSCHROME		135		—		135		(761)		—		(761)
Shunde Xingpu Steel Center Co., Ltd		16		—		16		—		—		—
POSVINA		(458)		—		(458)		—		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		(472)		—		(472)		—		—		—
POS-Qingdao Coil Center Co., Ltd.		(6,733)		—		(6,733)		—		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd		(127)		—		(127)		—		—		—
POSCO-China Holding Corp.		(3,191)		—		(3,191)		—		—		—
POSCO–Japan		(8,385)		—		(8,385)		—		—		—

	~~W~~	(35,781)	~~W~~	(25,097)	~~W~~	(60,878)	~~W~~	(22,859)	~~W~~	5,960	~~W~~	(16,899)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Summary of financial information on equity-method investees are as follows:

							Net income
(in millions of Korean won)	Total assets		Total liabilities		Sales		(loss)
POSCO E&C	~~W~~	1,909,705	~~W~~	1,118,028	~~W~~	779,271	~~W~~	26,536
Posteel Co., Ltd.		490,158		222,662		375,466		4,178
POSCON Co., Ltd.		177,412		91,886		66,783		4,058
Pohang Steel Co., Ltd.		393,719		111,049		160,246		11,070
POSCO Machinery & Engineering Co., Ltd.		63,935		28,452		36,797		868
POSDATA Co., Ltd.		193,152		84,126		63,697		285
POSCO Research Institute		23,874		1,217		3,029		12
Seung Kwang Co., Ltd.		77,938		35,163		2,744		246
POS-AC Co., Ltd.		18,572		7,090		8,975		1,372
Changwon Specialty Steel Co., Ltd.		717,100		317,224		315,461		10,856
POSCO Machinery Co., Ltd.		46,579		18,190		28,552		1,258
POSTECH Venture Capital Co., Ltd.		34,599		115		24		93
eNtoB Corporation		34,311		18,038		56,193		307
POSCO Refractories & Environment (POSREC)		136,128		39,593		55,384		2,621
POSCO Terminal Co., Ltd.		33,684		4,673		8,378		936
Pohang Steel America Corporation (POSAM)		164,807		29,356		17,539		1,917
POSCO Australia Pty. Ltd. (POSA)		60,257		18,913		9,296		(1,040)
POSCO Asia Co., Ltd. (POA)		75,983		57,856		290,817		671
VSC-POSCO Steel Corporation (VPS)		44,070		29,353		22,925		(140)
DALIAN POSCO-CFM Coil Center Co., Ltd.		67,070		33,501		25,915		985
POS-Tianjin Coil Center Co., Ltd.		32,235		19,695		14,628		303
Zhangjiagang Pohang Stainless Steel Co., Ltd.		584,236		321,107		302,340		5,563
SHUNDE Pohang Coated Steel Co., Ltd.		62,242		28,007		22,906		2,410
POS-THAI Service Steel Co., Ltd.		44,226		35,921		21,031		312
Myanmar-POSCO Co., Ltd.		8,308		2,479		2,076		(238)
KOBRASCO		153,629		122,376		49,900		5,768
POSINVEST		147,620		113,296		1,663		551
POSCHROME		35,191		6,406		10,861		908
Shunde Xingpu Steel Center Co., Ltd.		39,105		24,160		17,164		322

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

							Net income
(in millions of Korean won)	Total assets		Total liabilities		Sales		(loss)
POS-HYUNDAI STEEL	~~W~~	14,997	~~W~~	6,989	~~W~~	9,716	~~W~~	532
POSVINA		11,157		4,204		5,613		172
Posmmit Steel Centre SDN BHD (POS-MMIT)		40,132		28,584		11,917		1,000
PT POSMI Steel Indonesia		42,835		38,566		14,665		558
Qingdao Pohang Stainless Steel Co., Ltd.		168,758		110,321		50,814		(1,009)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		49,894		29,225		16,878		280
POSCO–China Holding Corp.		73,101		160		1,621		(215)
POSCO–Japan		281,640		233,625		152,866		1,746

	~~W~~	6,552,359	~~W~~	3,391,606	~~W~~	3,034,151	~~W~~	86,052

The effects of equity-method in financial information after applying the equity method on equity-method investees, and changing the accounting principles and estimations, are as follows:

		Net assets value				Net assets value
	Reason of	before		Adjustment		after
(in millions of Korean won)	adjustment	adjustment		amount		adjustment
POSCO Australia Pty. Ltd. (POSA)	[1]	~~W~~	41,344	~~W~~	10,815	~~W~~	52,159
POSCO–China Holding Corp.	[1]		72,941		2,296		75,237

[1]	Home country generally accepted accounting principles do not require application of equity-method of accounting.

Market value of equity-method investments in marketable equity securities as of March 31, 2005, is as follows:

	Number of	Share price		Fair market value
	shares	(in Korean won)		(in millions of Korean won)
Pohang Steel Co., Ltd.	4,000,000	~~W~~	27,500	~~W~~	110,000
POSDATA Co., Ltd.	4,000,000		36,700		146,800
POSCO Refractories & Environment (POSREC)	3,544,200		15,650		55,467

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Valuation gains and losses on investments recorded as capital adjustments as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)		2005		2004
Posteel Co., Ltd. and others	Capital changes in equity method	~~W~~	105,392	~~W~~	158,994
POSCON Co., Ltd. and others	Negative capital changes in equity method		(56,191)		(66,866)

		~~W~~	49,201	~~W~~	92,128

8.	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Buildings and structures	~~W~~	4,612,417	~~W~~	4,533,534
Machinery and equipment		19,116,298		18,833,327
Tools		114,336		110,155
Vehicles		148,929		149,631
Furniture and fixtures		133,257		132,954

		24,125,237		23,759,601
Less: Accumulated depreciation		(17,754,445)		(17,537,138)

		6,370,792		6,222,463

Construction-in-progress		2,483,941		2,307,781
Less: Accumulated impairment loss		(83,617)		(83,617)

		2,400,324		2,224,164

Land		757,887		756,434

	~~W~~	9,529,003	~~W~~	9,203,061

The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~2,498,858 million as of March 31, 2005 (2004: ~~W~~2,498,414 million).

As of March 31, 2005, property, plant and equipment are insured against fire and other casualty losses up to ~~W~~2,996,947 million (2004: ~~W~~2,996,483 million). In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by ~~W~~3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to ~~W~~3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004.

The changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2005, are as follows:

	As of										As of
(in millions	January 1,										March 31,
of Korean won)	2005		Acquisition		Disposal		Others		Depreciation [1]		2005
Land	~~W~~	756,434	~~W~~	1,453	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	757,887
Buildings		1,755,773		34,399		293		(15)		32,783		1,757,081
Structures		891,604		46,203		527		—		19,370		917,910
Machinery and equipment		3,485,128		397,047		2,770		15		273,347		3,606,073
Vehicles		28,501		2,227		74		—		2,540		28,114
Tools		25,686		4,340		—		—		2,953		27,073
Furniture and fixtures		35,772		1,513		88		—		2,656		34,541
Construction-in-progress		2,224,163		659,683		—		(483,522)		—		2,400,324

	~~W~~	9,203,061	~~W~~	1,146,865	~~W~~	3,752	~~W~~	(483,522)	~~W~~	333,649	~~W~~	9,529,003

[1]	Includes depreciation expenses on assets not in use.

The Company’s expenditures in relation to construction-in-progress amounted to ~~W~~659,683 million for the three-month period ended March 31, 2005.

As of March 31, 2005, fully depreciated property, plant and equipment still in use amounted to ~~W~~46 million (2004: ~~W~~46 million).

As of March 31, 2005, the book values of property, plant and equipment used in operations which have been temporarily suspended, amounted to ~~W~~1,815 million (2004: ~~W~~16,042 million).

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

9.	Intangible Assets

The changes in the carrying value of intangible assets for the three-month period ended March 31, 2005, are as follows:

	As of						As of
	January 1,						March 31,
(in millions of Korean won)	2005		Acquisition		Depreciation		2005
Intellectual property rights	~~W~~	371	~~W~~	—	~~W~~	30	~~W~~	341
Port facilities usage rights		3		315		1		317
Development costs and others		146,396		—		4,702		141,694
Other intangible assets [1]		216,474		1,971		25,989		192,456

Total	~~W~~	363,244	~~W~~	2,286	~~W~~	30,722	~~W~~	334,808

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

Research and development costs for the three-month periods ended March 31, 2005 and 2004, are as follow:

(in millions of Korean won)	2005		2004
Ordinary research costs	~~W~~	1,079	~~W~~	1,018
Development costs		56,395		55,277

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

10.	Other Assets

Other assets as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Other current assets
Short-term loans receivable	~~W~~	364	~~W~~	2,664
Accrued income		9,198		9,317
Prepaid expenses		16,866		4,785
Others (Note 20)		1,222		883
Less: Allowance for doubtful accounts		(376)		(2,676)

		27,274		14,973

Other long-term assets
Guarantee deposits (Note 26)		1,177		1,195
Other investment assets (Note 8)		98,328		105,480
Less: Allowance for doubtful accounts		—		(71)
Present value discount		—		(339)

		99,505		106,265

	~~W~~	126,779	~~W~~	121,238

11.	Short-Term Debt

Short-term debt as of March 31, 2005 and December 31, 2004, consists of:

	Annual interest
(in millions of Korean won)	rate (%)	2005		2004
Short-term borrowing Banker’s usance	2.82 ~ 3.40	~~W~~	96,787	~~W~~	13,992

		~~W~~	96,787	~~W~~	13,992

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

12.	Long-Term Debt

Current portion of long-term debts as of March 31, 2005 and December 31, 2004, consists of the following:

	Annual interest
(in millions of Korean won)	rate (%)	2005		2004
Foreign currency borrowings in won equivalent	4.60	~~W~~	1,829	~~W~~	1,943
Loans from foreign financial institutions	LIBOR + 0.802.00		9,601		10,078
Debentures	1.84 ~ 8.00		1,047,328		915,597

			1,058,758		927,618
Less: Discount on debentures issued			(758)		(1,046)

		~~W~~	1,058,000	~~W~~	926,572

Long-term debts as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Foreign currency borrowings in won equivalents (Note 26)	~~W~~	9,144	~~W~~	9,716
Loans from foreign financial institutions (Note 26)		57,425		60,616
Debentures (Note 26)		2,205,530		2,413,229

		2,272,099		2,483,561
Less: Current portion		(1,058,758)		(927,618)
Discount on debentures issued		(4,989)		(6,290)

	~~W~~	1,208,352	~~W~~	1,549,653

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Long-term foreign currency borrowings as of March 31, 2005 and December 31, 2004, are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2005		2004
Development Bank of Japan	4.60	~~W~~	9,144	~~W~~	9,716
Less: Current portion			(1,829)		(1,943)

		~~W~~	7,315	~~W~~	7,773

Loans from foreign financial institutions as of March 31, 2005 and December 31, 2004, are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2005		2004
Natexis Banques Populaires	2.00	~~W~~	9,250	~~W~~	10,168
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		48,175		50,448

			57,425		60,616
Less : Current portion			(9,601)		(10,078)

		~~W~~	47,824	~~W~~	50,538

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~9,343 million as of March 31, 2005.

Debentures outstanding as of March 31, 2005 and December 31, 2004, are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2005		2004
Domestic debentures	6.00 ~ 8.00	~~W~~	950,000	~~W~~	1,100,000
Yankee Bonds	7.13 ~ 7.38		478,056		487,157
Samurai Bonds	1.84		285,759		303,621
Exchangeable bonds [1]	—		491,715		522,451

			2,205,530		2,413,229
Less: Current portion			(1,047,328)		(915,597)
Discount on debentures issued			(4,989)		(6,290)

		~~W~~	1,153,213	~~W~~	1,491,342

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

As of March 31, 2005, 1,735,799 shares, equivalent to 15,622,187 ADRs, of SK Telecom Company Limited act as collateral pursuant to exchangeable bonds (Note 7).

Details of exchangeable bonds as of March 31, 2005 are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,304/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date

On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 354,350 ADRs which brought down the exchangeable bond price to JPY3,304/ADR.

Maturities of long-term debt outstanding as of March 31, 2005, are as follows:

(in millions of
Korean won)			Foreign currency		Loans from foreign
Year	Debentures		borrowings		financial institutions		Total
April 2006 ~ March 2007	~~W~~	666,487	~~W~~	1,829	~~W~~	9,601	~~W~~	677,917
April 2007 ~ March 2008		—		1,829		9,601		11,430
April 2008 ~ March 2009		491,715		1,829		9,601		503,145
April 2009 ~ March 2010		—		1,828		9,601		11,429
Thereafter		—		—		9,420		9,420

Total	~~W~~	1,158,202	~~W~~	7,315	~~W~~	47,824	~~W~~	1,213,341

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

13.	Accrued Severance Benefits

Changes in accrued severance benefits for the three-month period ended March 31, 2005, are as follows:

	Accrued severance		National Pension		Group severance
(in millions of Korean won)	benefits		Fund		insurance deposits
Beginning balance	~~W~~	423,884	~~W~~	101	~~W~~	251,995
Increase		75,115		—		2,528
Decrease		37,506		1		3,474

Ending balance	~~W~~	461,493	~~W~~	100	~~W~~	251,049

As of March 31, 2005, the Company has funded approximately 54% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities

Other liabilities as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Other current liabilities
Advances received	~~W~~	19,878	~~W~~	28,544
Unearned revenue		1,677		2,155
Others (Note 20)		33,802		5,357

		55,357		36,056

Other long-term liabilities
Others (Note 19)		61,965		54,210

	~~W~~	117,322	~~W~~	90,266

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

15.	Commitments and Contingencies

As of March 31, 2005, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

			Won equivalent
	Guarantees provided		(in millions)		Financial institution
Related companies
VPS	US$	402,165	~~W~~	412	Credit Lyonnais
POSINVEST		136,009,660		139,315	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		114,990,000		121,770	Bank of China
POSMI		1,800,000		1,844	Korea Exchange Bank

	US$	253,201,825	~~W~~	263,341

Others
Dae Kyeong Special Steel Co., Ltd.	~~W~~	3,238		3,238	The Korea Development Bank
	US$	2,436,000		2,495
DC Chemical Co., Ltd.	~~W~~	1,601		1,601	E1 Co., Ltd.
The Siam United Steel Co. Ltd.	US$	8,054,400		8,250	Japan Bank for International Cooperation
Zeus	JPY	51,622,000,000		491,715	Related creditors

	~~W~~	4,839
	US$	10,490,400
	JPY	51,622,000,000		507,299

	~~W~~	4,839
	US$	263,692,225
	JPY	51,622,000,000	~~W~~	770,640

As of December 31, 2004, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~225,188 million and ~~W~~538,575 million, respectively.

As of March 31, 2005, the Company has 45 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to market price. As of March 31, 2005, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under such long-term contracts.

The Company has a bank overdraft agreement with Woori Bank and other seven banks amounting to ~~W~~180,000 million as of March 31, 2005. In addition, the Company entered into a credit purchase loan agreement with Industrial bank of Korea and other nine banks for credit lines up to ~~W~~325,000 million.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

The Company has entered into an agreement with Woori Bank amounting to US$800 million for opening letter of credit and document against acceptance and document against payment transactions in relation to trade, and US$100 million for foreign short-term borrowings as of March 31, 2005.

On July 1, 2004, the Company updated its August 14, 2003 agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005.

The Company has entered into a contract on the usage of the bulk carriers of Hanjin Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.

As of March 31, 2005, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~1,869 million for the three-month period ended March 31, 2005. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
April 2005 ~ December 2005	~~W~~	5,079
2006		3,492
2007		1,165
2008		33

	~~W~~	9,769

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

Due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to ~~W~~77.2 billion during the year ended December 31, 2004, and expecting liquidation dividend receivables amounting to ~~W~~10.3 billion as other account receivables as of March 31, 2005 (Note 4).

As of March 31, 2005, the Company is a defendant in six cases involving domestic claims. And although the outcome of these cases is uncertain, the management believes it will not result in any material loss to the Company.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

16.	Capital Surplus

Capital surplus as of March 31, 2005 and December 31, 2004, consists of the following:

(in millions of Korean won)	2005		2004
Revaluation surplus (Note 8)	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus [1]		134,682		134,682

	~~W~~	3,771,283	~~W~~	3,771,283

[1]	Other capital surplus consists of gain on sale of treasury stock and others.

17.	Retained Earnings

Retained earnings as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Appropriated Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,303,333		880,000
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		9,357,500		7,157,500
Appropriated retained earnings for dividends		377,699		184,398

		12,198,034		9,381,400
Unappropriated		1,446,233		3,482,739

	~~W~~	13,644,267	~~W~~	12,864,139

Legal Reserve

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Other Legal Reserve

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

18.	Capital Adjustments

Capital adjustments as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Treasury stock	~~W~~	(941,071)	~~W~~	(680,144)
Valuation loss on investment securities (Note 7)		(402,378)		(419,965)
Capital changes in equity method (Note 7)		105,392		158,994
Negative capital changes in equity method (Note 7)		(56,191)		(66,866)

	~~W~~	(1,294,248)	~~W~~	(1,007,981)

As of March 31, 2005, the Company holds 7,028,559 shares of its own common stock amounting to ~~W~~839,957 million, and 912,010 shares of specified money in trust amounting to ~~W~~101,114 million.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company sold 1,557,211 shares and 17,828 shares of its treasury stock to the association of employee stock ownership on July 26, 2004 and December 21, 2004, which was approved by the Board of Directors on July 23, 2004 and December 17, 2004, respectively, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

19.	Stock Appreciation Rights

The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant
Before the modifications [1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share
After the modifications [1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares
Number of shares cancelled	19,409 shares	—	—	—	—
Number of shares exercised	186,150 shares	—	—	—	—
Number of shares outstanding	248,017 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006
	☐ July 23, 2008	☐ April 27, 2009	☐ Sept. 18, 2009	~ April 26, 2010	~ July 23, 2011
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

The compensation costs for stock appreciation rights granted to employees and executives for the three-month period ended March 31, 2005, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		Total
Prior periods	~~W~~	36,297	~~W~~	2,851	~~W~~	1,461	~~W~~	9,663	~~W~~	1,695	~~W~~	51,967
Current period		5,347		1,006		369		3,771		2,271		12,764
Future periods		—		—		—		495		7,538		8,033

	~~W~~	41,644	~~W~~	3,857	~~W~~	1,830	~~W~~	13,929	~~W~~	11,504	~~W~~	72,764

20.	Derivatives

The Company entered into currency future transactions in order to hedge the currency change risk that can arise from monetary assets and liabilities in foreign currency. The transaction gain and loss from said currency future agreements amounted to ~~W~~417 million and ~~W~~300 million, respectively for the three-month period ended March 31, 2005. Further, valuation gain and loss from said currency future agreements agreements amounted to ~~W~~4 million and ~~W~~4 million, respectively, for the three-month period ended March 31, 2005.

21.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished goods, beginning of the year	~~W~~	766,872	~~W~~	562,196
Cost of goods manufactured		3,496,257		3,134,998
Transfer from(to) other accounts		58,898		(47,375)
Finished goods, end of the year		(707,766)		(622,950)
Refunded customs duties		(5,370)		(5,352)

Cost of goods sold for finished goods		3,608,891		3,021,517
Others		4,160		5,744

	~~W~~	3,613,051	~~W~~	3,027,261

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Selling expenses	~~W~~	117,777	~~W~~	125,752
Fees and charges		26,162		23,768
Salaries and wages		17,711		17,106
Welfare (Note 30)		18,241		10,112
Rent		9,688		10,387
Depreciation		11,077		10,861
Research and development (Note 9)		7,090		11,528
Advertising		22,898		13,430
Provision for severance benefits		4,677		3,149
Training		2,109		1,749
Repairs		1,879		1,661
Travel		2,388		2,284
Communications		1,322		1,274
Taxes and public dues		832		744
Supplies		2,861		2,745
Vehicle expenses		995		871
Entertainment		536		461
Subscriptions and printing		721		399
Utilities		390		389
Insurance		510		132
Others		16,892		10,194

	~~W~~	266,756	~~W~~	248,996

23.	Donations

Donations made by the Company for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
POSCO Educational Foundation	~~W~~	10,000	~~W~~	10,000
Employee welfare benefits		68,500		58,000
Others		748		2,691

	~~W~~	79,248	~~W~~	70,691

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

24.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Income tax expense for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Current income taxes	~~W~~	478,623	~~W~~	306,880
Deferred income taxes		38,689		(15,212)

	~~W~~	517,312	~~W~~	291,668

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2005 and 2004:

(in millions of Korean won)	2005		2004
Net income before income tax expense	~~W~~	1,824,848	~~W~~	1,011,589
Statutory tax rate (%)		27.5		29.7

Income tax expense computed at statutory rate		501,833		300,442
Tax credit		(38,274)		(19,531)
Others, net		53,753		10,757

Income tax expense	~~W~~	517,312	~~W~~	291,668

Effective rate (%)		28.35		28.83

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Components of deferred income taxes as of March 31, 2005 and December 31, 2004, are as follows:

		Beginning balance				Ending balance
		(As of December	Increase			(As of March 31,
(in millions of Korean won)		31, 2004)	(decrease)			2005)
Reserve for special repairs	~~W~~	(137,394)	~~W~~	665	~~W~~	(136,729)
Allowance for doubtful accounts		13,949		(573)		13,376
Reserve for technology developments		(358,417)		(6,874)		(365,291)
Dividend income from related companies		60,219		9,482		69,701
Depreciation expense denial		16,809		270		17,079
Gain on valuation of equity method investments		(69,075)		(41,829)		(110,904)
Loss(gain) on valuation of derivatives		11,402		2,655		14,057
Impairment loss on property, plant and equipment		129,135		—		129,135
Gain on valuation of investment securities		—		152,626		152,626
Others		73,207		(21,269)		51,938

Net deferred income liabilities	~~W~~	(260,165)	~~W~~	95,153	~~W~~	(165,012)

In relation to valuation on equity method, among temporary differences, if the company is unlikely to dispose of investees’ shares or receive dividend within five years, income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

25.	Earnings Per Share

Basic earnings (ordinary income) per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

Period	Number of	Number of	Weighted
	shares issued	days outstanding	number of shares
Beginning[1]	80,503,664	90	7,245,329,760
Acquisition of treasury stock	1,257,398	— [2]	(25,938,213)

			7,219,391,547

[1]	Beginning number of common shares excludes 6,683,171 treasury shares

[2]	The Company acquired 1,257,398 treasury shares during the three-month period ended March 31, 2005, and for the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded (Note 18).

Period	Weighted average number of common shares
For the three-month period ended March 31, 2005	7,219,391,547 ÷ 90 = 80,215,462

Basic ordinary income per share for the three-month periods ended March 31, 2005 and 2004, are calculated as follows:

	For the three-month		For the three-month
	period ended		period ended		For the year ended
(in millions of Korean won, except number of shares)	March 31, 2005		March 31, 2004		December 31, 2004
Net income	~~W~~	1,307,536	~~W~~	719,921	~~W~~	3,823,634
Weighted-average number of shares of common stock		80,215,462		80,707,945		80,836,040
Earnings per share in Korean won	~~W~~	16,300	~~W~~	8,920	~~W~~	47,301

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Basic earnings per share for the three-month periods ended March 31, 2005 and 2004, are calculated as follows:

	For the three-month		For the three-month
	period ended		period ended		For the year ended
(in millions of Korean won, except number of shares)	March 31, 2005		March 31, 2004		December 31, 2004
Net income	~~W~~	1,307,536	~~W~~	719,921	~~W~~	3,826,016
Weighted-average number of shares of common stock		80,215,462		80,707,945		80,836,040
Earnings per share in Korean Won	~~W~~	16,300	~~W~~	8,920	~~W~~	47,331

Diluted earnings per share

Diluted earnings per share for the three-month periods ended March 31, 2005 and 2004, are identical to the basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of March 31, 2005 and 2004.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

26.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies and gain and loss on foreign currency translation as of March 31, 2005 and December 31, 2004, are as follows:

	2005								2004
					Loss on foreign		Gain on foreign
			Won equivalent		currency		currency		Won equivalent (in
	Foreign currency		(in millions)		translation		translation		millions)
Assets
Cash and cash equivalents and short-term financial instruments	US$	33,827,857	~~W~~	34,650	~~W~~	655	~~W~~	—	~~W~~	35,075
Trade accounts and notes receivable	US$	152,912,872		156,629		52		972		138,155
	JPY	2,732,771,268		26,030		—		30		42,267
	EUR	652,823		864		—		4		142
Other receivables	US$	11,216,198		11,489		—		15		14,496
	JPY	—		—		—		—		104
Held-to-maturity securities [1]	US$	1,000,000		1,024		20		—		1,044
Guarantee deposits	US$	274,932		282		11		—		283

			~~W~~	230,968	~~W~~	738	~~W~~	1,021	~~W~~	231,566

Liabilities
Trade accounts and notes payable	US$	237,856,169	~~W~~	243,636	~~W~~	2,660	~~W~~	241	~~W~~	229,481
	JPY	596,883,563		5,685		12		31		12,475
	EUR	1,044,589		1,383		8		7		1,134
Short-term borrowings	US$	94,491,314		96,787		745		1,161		13,992
Other accounts payable	US$	7,772,652		7,962		86		—		6,643
	JPY	715,961,292		6,820		30		2		2,714
	EUR	—		—		—		—		508
Accrued expenses	US$	14,750,551		15,109		—		—		226,006
Debentures [1]	US$	466,715,000		478,056		1		9,101		487,157
	JPY	81,622,000,000		777,474		214		48,598		826,072
Foreign currency borrowings	JPY	960,000,000		9,144		—		571		9,716
Loans from foreign financial institutions	US$	23,443,359		24,013		—		457		24,470
	EUR	25,245,471		33,412		—		2,511		36,146

			~~W~~	1,699,481	~~W~~	3,756	~~W~~	62,680	~~W~~	1,876,514

[1] Presented at face value.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2005 and 2004, and the related account balances as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)
Company	Sales [1]				Purchases [1]				Receivables [2]				Payables [2]
	2005		2004		2005		2004		2005		2004		2005		2004
POSCO E&C	~~W~~	943	~~W~~	757	~~W~~	419,965	~~W~~	119,711	~~W~~	261	~~W~~	82,889	~~W~~	243,910	~~W~~	237,283
Posteel Co., Ltd.		242,912		193,821		15,964		13,064		126,050		122,260		835		1,876
POSCON Co., Ltd.		76		74		52,294		29,806		1		15,172		29,581		43,050
Pohang Steel Co., Ltd.		113,216		60,317		377		273		39,863		43,021		133		1
POSCO Machinery & Engineering Co., Ltd.		14		10		34,165		15,754		4		2,270		15,461		27,879
POSDATA Co., Ltd.		243		243		43,431		51,647		2,051		442		22,156		30,782
POSCO Research Institute		—		—		2,437		2,448		—		—		151		7,224
Seung Kwang Co., Ltd.		—		—		1		4		2,026		2,038		—		—
POS-AC Co., Ltd.		136		125		6,329		3,247		—		—		544		663
Changwon Specialty Steel Co., Ltd.		—		—		19,453		16,945		—		1		5,761		6,692
POSCO Machinery Co., Ltd.		18		70		24,669		19,767		—		4,300		11,861		19,767
POSREC		40		31		45,792		41,599		18		19		22,841		23,526
POSTECH Venture Capital Co., Ltd.		16		15		—		—		—		—		—		—
eNtoB Corporation		—		—		36,751		22,545		—		—		5,040		3,286
POSCO Terminal Co., Ltd.		2,148		—		17		—		1,243		—		—		—
POSAM		13,555		4,927		—		—		—		—		—		—
POSA		2,413		—		—		3,885		—		24		—		—
POSCAN		—		—		9,643		13,147		—		16		—		—
POA		150,241		134,014		30,382		26,460		32,601		29,866		2,778		4,730
POSCO International Osaka, Inc.		—		95,935		—		6,722		—		—		—		—
VPS		—		—		—		—		8		11		—		—
DALIAN POSCO-CFM Coil Center Co., Ltd.				1,723				—		—		—		—		—
Zhanjiagang Pohang Coated Steel Co., Ltd.		247,898		207,002		—		—		3,703		16,486		—		—
SHUNDE Pohang Coated Steel Co., Ltd.		—		6,275		—		—		—		—		—		—
POSINVEST				190				4,442		—		—		—		—
POS-THAI Service Steel Center Co., Ltd.		1,570		—		—		—		—		—		—		—
KOBRASCO		—		—		19,967		24,870		—		—		—		2,584
POSCHROME		—		—		12,597		14,005		—		—		966		—
POSMMIT		2,096		710		—		—		—		—		—		—
PT POSMI Steel Indonesia				5				—		—		—		—		—
POSVINA		4,248		2,691		—		—		4		4		—		—
UPI		90,189		76,553		—		—		15,538		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		72,652		—		—		—		8,272		—		—		—
Posco (Suzhou) Automotive Processing Center Co., Ltd.		2,294		—		—		—		—		—		—		—
POSCO-China Holding Corp		—		—		—		—		—		—		—		—
POSCO-JAPAN Co., Ltd.		136,439		—		13,660		—		11,718		18,751		2,192		1,722

	~~W~~	1,083,357	~~W~~	785,488	~~W~~	787,894	~~W~~	430,341	~~W~~	243,361	~~W~~	337,570	~~W~~	364,210	~~W~~	411,065

[1] Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

[2] Receivables include trade accounts and other accounts receivable; payables include trade accounts and other accounts payable.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

As of March 31, 2005, the Company provided payment guarantees for affiliated companies and others amounting to ~~W~~ 263,341 million (December 31, 2004: ~~W~~ 225,188 million) (Note 15).

28.	Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of March 31, 2005, are as follows:

	Pohang Mill	Gwangyang Mill
Major Products:
Hot Roll	HR coil, HR Sheet	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and others	—
Number of employees	9,123	7,126

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

Regional financial status as of March 31, 2005 and December 31, 2004 and operating results for the three-month periods ended March 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Pohang		Gwangyang		Others		Total
2005
Sales:[1]	~~W~~	3,154,907	~~W~~	2,491,467	~~W~~	9,472	~~W~~	5,655,846
Domestic sales		2,311,961		1,674,196		9,472		3,995,629
Export		842,946		817,271		—		1,660,217

Property, plant and equipment [2]	~~W~~	4,873,313	~~W~~	4,655,690	~~W~~	—	~~W~~	9,529,003
Intangible assets [2]		198,068		136,740		—		334,808

Total	~~W~~	5,071,381	~~W~~	4,792,430	~~W~~	—	~~W~~	9,863,811

Depreciation and amortization [3]	~~W~~	179,240	~~W~~	185,131	~~W~~	—	~~W~~	364,371

(in millions of Korean won)	Pohang		Gwangyang		Others		Total
2004
Sales:[1]	~~W~~	2,437,087	~~W~~	1,836,176	~~W~~	11,400	~~W~~	4,284,663
Domestic sales		1,757,712		1,156,929		11,400		2,926,041
Export		679,375		679,247		—		1,358,622

Property, plant and equipment [2]	~~W~~	4,658,741	~~W~~	4,544,320	~~W~~	—	~~W~~	9,203,061
Intangible assets [2]		218,844		144,400		—		363,244

Total	~~W~~	4,877,585	~~W~~	4,688,720	~~W~~	—	~~W~~	9,566,305

Depreciation and amortization [3]	~~W~~	175,045	~~W~~	186,997	~~W~~	290	~~W~~	362,332

[1] No inter-plant transactions between the two plants. [2] Presented at book value.

[3] Includes depreciation expenses on idle assets.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004, and December 31, 2004
(Unaudited)

29.	Professional Staff Development Costs

The Company’s expenditure on education and training fees in relation to the development of professional personnel for the three-month periods ended March 31, 2005, 2004 and 2003, are as follows:

(in millions of Korean won)	2005		2004		2003
Fees for studying abroad	~~W~~	156	~~W~~	118	~~W~~	1,829
Fees for education consigned outside of company premises		1,008		767		520
Tutorial fees		943		409		472
Others		2,224		2,238		1,638

	~~W~~	4,331	~~W~~	3,532	~~W~~	4,459

30.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to ~~W~~ 159,246 million for the three-month period ended March 31, 2005 (2004: ~~W~~ 91,001 million).

31.	Reclassification of prior periods’ financial statement presentation

Certain amounts in the March 31, 2004 and December 31, 2004 financial statements have been reclassified to conform to the March 31, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants